SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

H.T.E., INC.

(Name of Subject Company)

H.T.E., Inc.

(Names of Person Filing Statement)

Common Stock,

Par Value $.01 Per Share

(Title of Class of Securities)

403926 10 8

(CUSIP Number of Class of Securities)

Joseph M. Loughry, III

President and Chief Executive Officer

H.T.E., Inc.

1000 Business Center Drive

Lake Mary, Florida 32746

(407) 304-3235

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With a copy to:

Randolph H. Fields, Esq.

Greenberg Traurig, P.A.

450 S. Orange Avenue, Suite 650

Orlando, Florida 32801

Tel: (407) 420-1000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is H.T.E., Inc., a corporation formed under the laws of the State of Florida (“HTE” or the “Company”). The address of the principal executive offices of the Company is 1000 Business Center Drive, Lake Mary, Florida 32746. The telephone number of the principal executive offices of the Company is (407) 304-3235.

The title of the class of securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”). As of February 3, 2003, there were 15,901,523 shares of Common Stock outstanding, 2,331,921 shares of Common Stock issuable upon exercise of outstanding stock options of the Company and up to 5,951 shares of Common Stock to be issued pursuant to the 1997 Employee Stock Purchase Plan.

Item 2.    Identity and Background of Filing Person.

This Schedule 14D-9 is being filed by the subject company, H.T.E., Inc. The contact information for the Company is listed in Item 1 above.

This Schedule 14D-9 relates to the cash tender offer by Lake Acquisition Corp. Inc., a Florida corporation (“Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“Parent” or “SunGard”), as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (“SEC”), dated February 14, 2003 (as amended or supplemented from time to time, the “Schedule TO”), offering to purchase all issued and outstanding shares of the Common Stock (the “Shares”) at a purchase price of $7.00 per Share, in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2003, filed herewith as Exhibit (a)(1) (the “Offer to Purchase”), and the related Letter of Transmittal filed herewith as Exhibit (a)(2) (the “Letter of Transmittal”), which, as may be amended and supplemented from time to time, together constitute the “Offer.” Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1) and (a)(2), respectively to the Schedule TO and are being furnished to the Company’s shareholders concurrently with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated February 4, 2003, by and among Parent, Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”). Following the effective time of the Merger (the “Effective Time”), each of the Shares (other than Shares owned by Parent, Purchaser or the Company or any of their respective subsidiaries) will be converted into the right to receive the Offer Price and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. A copy of the Merger Agreement is being furnished to the Company’s shareholders concurrently with this Schedule 14D-9 pursuant to Section 609.1104 of the Florida Business Corporation Act (“FBCA”).

Purchaser was organized by Parent to acquire the Company and has not conducted any unrelated activities since its organization. As set forth in the Schedule TO, the principal executive offices of both Parent and Purchaser are located at 1285 Drummers Lane, Wayne, Pennsylvania 19087-1586, and the telephone number for both Parent and Purchaser is (610) 341-8700.

All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Purchaser or Parent or obtained from reports or statements filed by Purchaser or Parent with the SEC, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

General

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement which is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder and is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference (the “Information Statement”).

Except as set forth in this Item 3 or in the Information Statement or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) Purchaser’s executive officers, directors or affiliates.

The Merger Agreement

A summary of the material terms of the Merger Agreement and a description of the conditions of the Offer are contained in Section 12 “Purpose of the Offer; Plans for HTE; The Merger Agreement; The Tender and Voting Agreements” and Section 13 “Certain Conditions to the Offer,” respectively, of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Voting Agreements

Each of the Company’s directors, who in the aggregate hold voting and dispositive power with respect to an aggregate of 662,350 Shares, Constellation Software, Inc. (“Constellation”), a shareholder of the Company which holds voting and dispositive power with respect to a total of 1,603,100 Shares, and Tyler Technologies, Inc. (“Tyler”), a shareholder of the Company which holds only dispositive power with respect to a total of 5,618,952 Shares (the “Tyler Shares”), in connection with the execution and delivery of the Merger Agreement, entered into Tender and Voting Agreements (each a “Tender and Voting Agreement” and collectively, the “Tender and Voting Agreements”) dated February 4, 2003 with Parent and Purchaser. Pursuant to their respective Tender and Voting Agreements, the directors, Constellation and Tyler agreed to tender their Shares to Purchaser, agreed to vote in favor of the Offer, Merger, Merger Agreement and transactions in connection therewith, and also granted to Parent and its designees (the “Proxy Agents”) an irrevocable proxy to vote their shares in accordance with the foregoing. Further, the Tender and Voting Agreement applicable to Tyler acknowledges that Tyler does not have voting rights with respect to the Tyler Shares under the FBCA and that the provisions of the agreement pertaining to Tyler’s agreement to vote the Tyler Shares pursuant to the terms of the agreement shall only be applicable if, and to the extent that, a court of competent jurisdiction determines that Tyler has voting rights with respect to the Tyler Shares. Similarly, the provisions of Tyler’s Tender and Voting Agreement relating to Tyler’s grant of its irrevocable proxy to the Proxy Agent shall only be applicable if, and to the extent that, Proxy Agents receive voting rights with respect to the Tyler Shares under the FBCA.

A summary of the Tender and Voting Agreements is contained in Section 12 “Purpose of the Offer; Plans for HTE; The Merger Agreement; The Tender and Voting Agreements” of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreements, which are filed herewith as Exhibit (e)(2), Exhibit (e)(3), and Exhibit (e)(4) and are incorporated herein by reference.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), effective as of September 5, 2002, in connection with the consideration of a possible negotiated transaction regarding the acquisition by Parent of the outstanding capital stock of the Company. Under the agreement, Parent agreed to keep confidential any non-public information concerning the Company and the Company agreed to keep confidential any non-public information concerning Parent. The summary and description of the material terms of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

Effects of the Offer and the Merger on Stock Option Plans

The Merger Agreement provides that, immediately prior to the Effective Time, each holder of an outstanding stock option (a “Company Option” or “Company Options”) granted under the Company’s 1997 Employee Incentive Compensation Plan (the “EICP”) will be entitled to receive in settlement of each Company Option an amount equal to the product of: (i) the excess, if any, of the Offer Price over the exercise price per share of such Company Option; and (ii) the number of shares subject to such Company Option; less any applicable tax withholdings. Except as may be otherwise agreed to by Parent and the Company, the Company’s EICP and all other stock option plans established by Company or any of its subsidiaries shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries shall be deleted, terminated and of no further force or effect as of the Effective Time. A summary of the treatment of the stock options under the Merger Agreement is contained in Section 12 “Purpose of the Offer; Plans for HTE; The Merger Agreement; The Tender and Voting Agreements” of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

Upon completion of the Offer, the vesting of all Company Options will be accelerated pursuant to the terms of the EICP and the holders thereof will be permitted to exercise their Company Options. As of the date of the Merger Agreement, there were 2,232,305 shares of Common Stock issuable upon exercise of outstanding Company Options with exercise prices per share less than or equal to the Offer Price (“In The Money Options”), of which 1,376,692 were held by the Company’s directors and officers, and 99,616 shares of Common Stock issuable upon exercise of outstanding Company Options with exercise prices per share greater than the Offer Price (“Out of The Money Options”). Upon completion of the Merger, pursuant to the Merger Agreement, all Company Options will be cancelled and holders of In The Money Options will be paid an aggregate of $9,165,207 (including an aggregate of $5,646,078 payable to the Company’s directors and officers) in settlement of their Company Options, less applicable tax withholdings. Holders of Out of The Money Options will not receive any consideration in settlement of their canceled Company Options.

Pursuant to the terms of the Company’s 1997 Employee Stock Purchase Plan (the “ESPP”), the Company’s Board of Directors (the “Board”) suspended plan contributions to the ESPP by its participants effective as of February 1, 2003 and provided notice to participants in the ESPP that the time within which they have to exercise their options to either purchase Common Stock of the Company or withdraw from the ESPP has been accelerated from June 30, 2003 to February 24, 2003 (the “New Exercise Date”). If the participants in the ESPP elect to withdraw from the ESPP, they must give written notice to the Company of such intention prior to the New Exercise Date. If a participant does not give such notice prior to the New Exercise Date, all amounts allocated to such participant’s ESPP account as of the New Exercise Date will be automatically applied to purchase those number of shares of Common Stock by dividing such participant’s account balance by the lower of: (i) 85% of the fair market value of a share of Common Stock on January 2, 2003; or (ii) 85% of the fair market value of a share of Common Stock on such New Exercise Date. Those participants electing to exercise their options will be issued shares of the Common Stock in respect of their exercise and will receive an Offer to Purchase with respect to those Shares as well as any other Shares they own. Any amount remaining in a participant’s ESPP account as of the Effective Time will be returned to the participant as promptly as practicable after the Effective Time.

Effects of the Offer and the Merger on Employee Benefit Plans

Pursuant to the Merger Agreement, Parent has agreed that all of the Company’s employees and its subsidiaries who continue employment with Parent, the Company and the Company’s or Parent’s subsidiaries after the completion of the Merger (“Continuing Employees”) shall be eligible to continue to participate in the Company’s or Parent’s health and welfare benefit plans; provided, however, that: (i) nothing shall limit the right of Parent or the Company to amend or terminate any such health or welfare benefit plan at any time (including as of the consummation of the Merger); and (ii) if Parent or the Company terminates any such health or welfare benefit plan, then the Continuing Employees shall be immediately eligible to participate in Parent’s health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent. Immediately after the consummation of the Merger, the Continuing Employees shall be entitled to participate in a plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), sponsored, maintained or contributed to by Parent or its subsidiaries (a “Parent 401(k) Plan”). Each Continuing Employee’s period of service and compensation history with the Company and its subsidiaries shall be counted in determining eligibility for, and the amount and vesting of, benefits under each Parent employee benefit plan (including, without limitation, the Parent 401(k) Plan). Each Continuing Employee who participates in a Parent employee benefit plan that provides health care benefits (whether or not through insurance) shall participate without regard to any waiting period or any condition or exclusion based on pre-existing conditions, medical history, claims experience, evidence of insurability, or genetic factors, and shall receive full credit for any co-payments or deductible payments, or account balances under any cafeteria or flexible spending plan made before the closing date of the Merger. In the event that any Continuing Employee receives an “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from an employee benefit plan of the Company intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”), Parent shall cause a Parent 401(k) Plan to accept a direct rollover of such eligible rollover distribution (including, but not limited to, any portion of such eligible rollover distribution comprised of the outstanding balance of a loan from such Company 401(k) Plan). Nothing in the Merger Agreement shall be construed to create a right in any employee to employment with Parent, the Company or any other subsidiary of the Company and the employment of each Continuing Employee shall be “at will” employment.

Employment Agreements with Executive Officers, Directors and Affiliates

The Company has entered into employment agreements with certain of its executive officers. The Merger Agreement provides that the Company will make commercially reasonable efforts to obtain and deliver to Parent the resignation of certain directors of the Company and its subsidiaries and such officers of the Company and its subsidiaries as Parent requests, except that under certain circumstances up to two of the Company’s current non-employee directors will remain on the Board through the Effective Time, as more fully described in Section 12 “Purpose of the Offer; Plans for HTE; The Merger Agreement; The Tender and Voting Agreements” of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference, and in the Information Statement, which is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference.

Effects of the Offer and the Merger on Employment Agreements

Pursuant to the terms of each employment agreement the Company has entered into with Joseph M. Loughry, III, Susan D. Falotico, Ronald E. Goodrow, Gilbert O. Santos, William C. Barnett and Del C. King (each an “Executive Officer” and together, the “Executive Officers”), each of which was amended as of January 8, 2002, in the event of a change of control of the Company, such as the completion of the Offer, each Executive Officer is entitled to receive an enhanced severance payment if certain prohibited acts occur within 18 months of the change of control.

Additionally, if a prohibited act occurs within 18 months after the Effective Time, an Executive Officer will receive severance payments equal to the aggregate compensation (salary, bonus, and commissions) earned during the nine months (12 months for Mr. Loughry) preceding the prohibited act. A prohibited act means: (i) any action resulting in the diminution of the Executive Officer’s position, authority, duties, responsibilities without consent within 120 days following the change of control, (but this does not include a diminution in duties as a result of becoming a private company, except in relation to Ms. Falotico); (ii) any failure by the Company to comply with the provisions of the Executive Officer’s employment agreement; (iii) the Company requires the Executive Officer to relocate; (iv) any reduction in compensation or incentive compensation plans that the Executive Officer participates in; or (v) termination of the Executive Officer’s employment without cause (as provided in their employment agreement). An Executive Officer may resign upon the occurrence of a prohibited act with 20 days written notice and still receive the enhanced severance payment.

The Executive Officers and their dependents will also continue to receive, without charge, all insurance benefits they were receiving prior to the prohibited act for the nine months (12 months for Mr. Loughry) after the prohibited act. The enhanced severance replaces any other severance benefits due to the Executive Officer. If the remaining term of an Executive Officer’s employment agreement does not extend for 18 months after the Effective Time, the term and legal effectiveness of such employment agreement will automatically be extended to the date which is 18 months after the Effective Time.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that for a period of six years after the Effective Time, all rights to indemnification existing in favor of those persons who are or have at any time been directors and/or officers of the Company (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Company’s bylaws, articles of incorporation and indemnification agreements between the Company and the Indemnified Persons, or the FBCA, each as in effect on the date of the Merger Agreement, shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under Florida law.

In addition, the Merger Agreement requires the Surviving Corporation to maintain in effect the Company’s existing directors’ and officers’ liability insurance (the “D&O Policies”) covering the Indemnified Persons through such insurance policies expiration date of July 1, 2003 or to purchase a “tail” policy of directors’ and officers’ liability insurance for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time providing coverage comparable to the Company’s existing D&O Policies through July 1, 2003, and, to the extent available from the Company’s current insurance carriers, extend the D&O Policies or purchase a tail policy for an additional one year period until July 1, 2004; however, the Surviving Corporation is not required to pay an aggregate premium for the D&O Policies and tail policies in excess of $300,000. The Surviving Corporation may elect after July 1, 2004 to purchase a tail policy for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time providing coverage comparable to the Company’s existing D&O Policies, covering the period from July 1, 2004 until the sixth anniversary of the Effective Time.

Parent will cause the Surviving Corporation to perform all of its obligations under the indemnification provisions of the Merger Agreement. In the event that at any time from and after the Effective Time until the sixth anniversary thereof, the Surviving Corporation does not have the policies of directors’ and officers’ liability insurance or tail policies required or permitted under the indemnification provisions of the Merger Agreement, Parent will guarantee the indemnification obligations of the Surviving Corporation to the Indemnified Persons in an amount not to exceed in the aggregate the Guaranteed Amount. The “Guaranteed Amount” means (i) Ten Million Dollars ($10,000,000) less (ii) any amounts paid to or for the benefit of any or all of the Indemnified Persons by the Surviving Corporation or Parent (or any other affiliate of Parent) or pursuant to any policies of directors’ and officers’ liability insurance or tail policies maintained by or on behalf of Parent or the Surviving Corporation (or any other affiliate of Parent); provided, however, that except as provided in this provision, Parent will have no other obligations concerning indemnification with respect to Indemnified Persons or the guarantee of indemnification obligations. Nothing in the indemnification provisions of the Merger Agreement obligates Parent to provide general funding or other financial support to the Surviving Corporation.

Notwithstanding the foregoing, the Merger Agreement provides that if the Net Tangible Assets (as defined below) of Parent, as reflected in its audited financial statements for any fiscal year ended after December 31, 2003 and prior to the sixth anniversary of the completion of the Merger, is less than Five Hundred Million Dollars ($500,000,000), the Surviving Corporation will promptly purchase one or more new tail policies of directors’ and officers’ liability insurance for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the completion of the Merger providing coverage in an amount equal to the Guaranteed Amount as of such date, and otherwise comparable to the D&O Policies, covering the period of time commencing on the date such new policies are issued until the sixth anniversary of the completion of the Merger. “Net Tangible Assets” means the total assets of Parent (excluding goodwill, and other intangible assets), less total liabilities, all as reflected on Parent’s audited consolidated balance sheet. Further, the Surviving Corporation will promptly purchase such new policies in an amount equal to the Guaranteed Amount as of such date prior to: (i) the filing of a voluntary or involuntary bankruptcy proceeding of Parent as debtor; (ii) an assignment for the benefit of creditors by or on behalf of Parent; or (iii) any other insolvency proceeding involving Parent, in any case covering the period of time commencing on the date such new policies are issued until the sixth anniversary of the completion of the Merger. These provisions are enforceable by each Indemnified Person and his heirs and representatives.

For additional discussion of the indemnification and insurance provisions of the Merger Agreement, see Section 12 “Purpose of the Offer; Plans for HTE; The Merger Agreement; The Tender and Voting Agreements” in the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. The summary of the provisions of the Merger Agreement pertaining to directors’ and officers’ indemnification and insurance contained in the Offer to Purchase, which describes the material terms of the provisions of the Merger Agreement pertaining to directors’ and officers’ indemnification and insurance, is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Representation on the Board

The Merger Agreement sets forth certain agreements between the Company and Parent regarding the election by Parent of directors to the Board upon acceptance of the Shares for payment pursuant to the Offer. These agreements are described in the Information Statement, which description is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

Recommendation of the Board

At a meeting held on February 1, 2003 at which all directors were present, the Board unanimously determined that the Merger Agreement, including the Offer, the Merger, and the transactions contemplated by the Merger Agreement, were fair to and in the best interests of, the Company and its shareholders and voted to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and to recommend that the Company’s shareholders accept the Offer and tender their Shares in the Offer. Accordingly, the Board unanimously recommends that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer to Purchase and adopt the Merger Agreement, if required under applicable law.

The Board’s recommendation is based in part on the oral opinion delivered by Broadview International LLC (“Broadview”) to the Board on February 1, 2003 and confirmed in writing on February 3, 2003 to the effect that, as of February 3, 2003, and based on and subject to the matters described in the opinion, the $7.00 per Share Offer Price was fair, from a financial point of view, to holders of the Common Stock. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Broadview, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

A letter to the Company’s shareholders communicating the Board’s recommendation is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.

Background of the Offer and the Merger

The following information was prepared by Parent and the Company. Information about Purchaser and Parent was provided by Parent, and the Company has not verified the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

On August 8, 2002, Jeffrey Feather, chairman of SunGard Pentamation, a SunGard subsidiary, contacted by telephone L.A. Gornto, Jr., executive vice president and general counsel of the Company, to inquire whether the Company would have interest in having preliminary discussions with respect to a potential acquisition of the Company by Parent.

As a result of this contact, on August 27, 2002, Mr. Feather, together with Richard Tarbox, senior vice president—corporate development of Parent, and Robert Clarke, chief executive officer of SunGard Public Sector and Non-Profit Group, met with Bernard Markey, chairman of the Company, to discuss Parent’s preliminary interest in a possible acquisition of the Company. During this meeting a possible transaction was discussed only in general terms, and no indicative price in such transaction was discussed.

On September 3, 2002, Mr. Markey telephoned Mr. Clarke to indicate that the Board had authorized the Company’s management to conduct preliminary acquisition discussions with Parent.

On September 5, 2002, Parent executed a confidentiality agreement with the Company.

On September 9, 2002, Mr. Markey and Joseph Loughry, president and chief executive officer of the Company, met at Parent’s offices with Messrs. Tarbox, Clarke and Feather and Bruce Langston, chief financial officer of SunGard Public Sector and Non-Profit Group. During this meeting Mr. Loughry gave a general overview of the Company’s business. Mr. Markey gave an update on the status of ongoing litigation concerning the Tyler Shares (the “Tyler Litigation”). Mr. Loughry and Mr. Markey indicated to Parent that before the Company would proceed with meaningful discussions, Parent would need to propose a valuation of the Company. The parties then discussed the possible next steps that could enable Parent to determine a preliminary valuation of the Company.

On September 11, 2002, Mr. Markey, via e-mail, provided Mr. Tarbox with both the Company’s forecast of its operating results for the quarter ending September 30, 2002 and a summary of the estimate of the annual expenses that could be saved if the Company were to cease operating as a public company.

On September 17, 2002, Mr. Tarbox, in a phone discussion with Mr. Markey, indicated that, based upon available public information of the Company and the financial information that the Company had provided, Parent considered the Company’s enterprise value (prior to consideration of any excess cash or debt) to be $85.0 million. Following that discussion, Messrs. Markey and Tarbox had a subsequent phone conversation in which Mr. Markey indicated that, after conferring with the Board, the Company considered the Company’s enterprise value to be higher than what Parent had indicated.

On September 18, 2002, as part of a regularly scheduled meeting, the Board decided that due to the uncertainty concerning the Tyler Litigation, it was best to defer any further acquisition discussions with Parent and another interested third party at that time.

On September 19, 2002, Mr. Markey telephoned Mr. Tarbox and informed him of the Board’s decision to defer acquisition discussions at that time until a court decision was rendered in the Tyler Litigation.

On September 23, 2002, the Company received notice that the Federal Court having jurisdiction in the Tyler Litigation had entered an order on September 18, 2002 holding that the Company’s redemption of the Tyler Shares was invalid and no longer effective (the “Order”), and on September 24, 2002 the Company issued a press release regarding the Order.

On October 4, 2002, the Board held a telephonic meeting to discuss whether the Company should engage an investment banking firm to advise it on various strategic alternatives available, including a possible sale or merger transaction. The Board agreed that an investment banking firm should be engaged by the Company at this time to assist and advise the Company as to its strategic alternatives, including a possible sale or merger of the Company.

Between October 4 and 11, 2002, the Company had discussions with Broadview and formally confirmed that the financial advisory agreement between the Company and Broadview, dated September 2, 1999, remained in effect and in full force. The Company and Broadview then entered into an amendment to the financial advisory agreement dated as of October 11, 2002 and the Board then authorized Broadview to approach certain potential strategic and financial partners in order to assess the viability of a business combination.

In mid-October 2002, Mr. Markey subsequently telephoned Mr. Tarbox to indicate that the Board had engaged Broadview to advise the Company in exploring strategic alternatives, including a possible acquisition of all of the Shares. Parent subsequently received a booklet of information concerning the Company, including financial projections for the quarter ending December 31, 2002 and for the fiscal year 2003 and a projection of the Company’s balance sheet as of December 31, 2002.

On October 21, 2002, Mr. Tarbox telephoned Scott Sedlacek of Broadview and indicated that Parent was interested in having discussions relating to a business combination with the Company.

On October 22, 2002, the Board held a telephonic meeting to discuss the 18 companies identified by Broadview as potential acquirors of the Company and to develop a plan of action to deal with discussions with these companies. Based on the advice of Broadview as to each company identified, the Board instructed Broadview to approach and explore the interest of 12 companies within the next two weeks.

From late October through November 2002, Broadview contacted several companies with the Company’s approval to ascertain their potential interest in pursuing a business combination with the Company. During this time, Broadview, via telephone, regularly updated members of the Board regarding the status of the ongoing process of evaluating potential suitors for a business combination. As a result of Broadview’s discussions with prospective companies, representatives of the Company and Broadview held informational meetings with, and provided certain financial information to, several potential acquirors, during the period from early November 2002 to early January 2003.

On November 12, 2002, Mr. Tarbox received a communication via e-mail from Mr. Sedlacek that provided instructions on how Parent should respond in writing if Parent had interest in submitting a preliminary indication of interest for a cash purchase of all the Shares and outstanding vested and unvested stock options.

On November 15, 2002, in response to a request from Broadview, Constellation Software, Inc. (“Constellation”) submitted to Broadview a preliminary indication of interest to acquire all of the Shares for a cash purchase price of $4.50 per Share. The indication of interest was subject to Constellation’s satisfactory completion of a due diligence review of the Company. Broadview agreed to present the proposal for consideration to the Board, and to provide feedback to representatives of Constellation.

On November 18, 2002, based upon the information provided by the Company and publicly available information, Parent submitted to Broadview a non-binding letter of interest to acquire the Company for a cash purchase price in the range of $5.00 to $5.25 per Share plus an amount not to exceed $12.0 million to acquire all of the Company’s outstanding vested and unvested options. This expression of interest was subject both to Parent’s satisfactory completion of a due diligence review of the Company and to receiving the approval of Parent’s board of directors. Broadview agreed to present the proposal for consideration to the Board and to provide feedback to representatives of Parent.

On November 20, 2002, Mr. Sedlacek indicated to Mr. Tarbox in a phone discussion that Parent’s valuation of the Shares was lower than what the Board considered to be the appropriate valuation of the Company based upon commonly used indices of valuation for recent comparable transactions of public companies. Messrs. Sedlacek and Tarbox also discussed the appropriate amount of cash in excess of normal operating cash requirements that Parent should consider in determining its valuation of the Shares.

On November 22, 2002, the Company issued a press release announcing that it had received indications of interest in business combinations at a premium to the current trading price of the Common Stock, and had re-engaged Broadview to provide strategic financial advice to the Company, including evaluating the initial approaches as well as additional proposals from strategic and financial buyers. The Company also disclosed that it had received the preliminary indication of interest from Constellation, as well as several other indications of interest from qualified buyers at cash prices higher than Constellation’s proposed bid of $4.50 per Share.

On November 25, 2002, Messrs. Sedlacek and Tarbox had a further conversation in which Mr. Sedlacek indicated that, because the cost to acquire the Company Options would be less than Parent’s estimate based upon its indicative valuation of the per-share price of the Common Stock, that the Company considered Parent’s then-current valuation of the Shares to be a range of $5.25 to $5.50. Mr. Sedlacek further indicated that, based upon the significant amount of excess cash in the Company, the Board considered Parent’s preliminary indication of value to be too low to consider Parent’s proposal any further.

On November 26, 2002, Mr. Tarbox verbally proposed to Mr. Sedlacek a cash price in the range of $6.00 per Share as a basis for continuing discussions with the Company. Mr. Sedlacek agreed to present the proposal for consideration to the Board and to provide feedback to Mr. Tarbox.

On December 3, 2002, Mr. Tarbox verbally reiterated to Mr. Sedlacek a cash price in the range of $6.00 per Share as a basis for continued discussions with the Company.

On December 3 and 10, 2002, Messrs. Sedlacek and Tarbox had further conversations concerning both the appropriate valuation of the Shares and that the Company had received indications of interest from other third parties at amounts higher than what Parent had indicated.

On December 11, 2002, Mr. Sedlacek in a telephone conversation indicated to Mr. Tarbox that, based upon other indications of interest and the valuation that the Board considered to be the appropriate valuation of the Company, Parent would need to consider proposing a minimum cash price of $6.50 per Share.

On December 16, 2002, Mr. Tarbox indicated in a telephone conversation with Mr. Sedlacek that Parent was prepared to increase its proposal to acquire the Shares to $6.50 per Share. Messrs. Sedlacek and Tarbox agreed to arrange to have representatives from Parent meet with representatives of the Company to conduct further due diligence, concentrating on the Company’s results of operations for 2002 and financial projections for 2003.

On December 18, 2002, Mr. Markey and Mr. Loughry invited Mr. Tarbox and other representatives of Parent to conduct confirmatory due diligence. Mr. Loughry indicated that other interested third parties had conducted more detailed on-site due diligence than what Parent had conducted to that point and that the Board was concerned about the certainty of Parent’s new proposal given the amount of Parent’s due diligence to date relative to other interested parties.

On December 20, 2002, Parent submitted a request for information to be received in advance of this due diligence meeting. On December 30, 2002, the Company provided this information to Parent.

On January 3, 2003, Messrs. Clarke, Feather and Langston and Donald Appleton, president of SunGard Pentamation, met with Mr. Loughry and Susan Falatico, chief financial officer of the Company, to review the Company’s preliminary financial results for the fiscal year 2002 and its 2003 projections.

On January 9, 2003, Mr. Sedlacek in a telephone conversation with Mr. Tarbox indicated that another party had proposed a purchase of the Shares for a cash price in excess of Parent’s proposal of $6.50 per Share.

On January 10, 2003, based upon the information provided by the Company and publicly available information, representatives of Parent verbally proposed to Broadview a cash price in the range of $7.00 per Share as a basis for continuing discussions with the Company. At Broadview’s suggestion, Parent submitted a written proposal to Broadview indicating their interest to acquire all of the Shares for a cash price of $7.00 per Share. Later that day, Broadview indicated to representatives of Parent that the Board was interested in pursuing negotiation of the proposed transaction, including a definitive agreement, at a cash price of $7.00 per Share.

Between January 13, 2003 and January 31, 2003, representatives of Parent and its legal and accounting advisors conducted extensive due diligence on the Company’s business, including conducting meetings with the Company’s management and reviewing financial and legal documents provided by the Company. Also during this time, legal and financial representatives of Parent and the Company and their respective advisors discussed and negotiated on many occasions all aspects of the proposed merger and the merger agreement therefor. These negotiations covered all aspects of the transaction, including, among other things; the representations and warranties made by the parties; the restrictions on the conduct of the Company’s business following execution and delivery of the Merger Agreement; the conditions to completion of the Offer and the Merger; the provisions regarding termination; the details of the “fiduciary out” provisions; the amount, triggers and payment of the termination fee and the consequences of termination; and the delivery and terms of the Tender and Voting Agreements.

On January 31, 2003, the board of directors of Parent approved the Merger Agreement in the form presented.

On February 1, 2003, the Board met telephonically to review and consider the final terms of the transaction. Participating in the meeting were all members of the Board, the Company management and representatives of Broadview and Greenberg Traurig, P.A., the Company’s legal counsel. A representative of Greenberg Traurig reviewed with the Board the principal provisions of the proposed Merger Agreement and Tender and Voting Agreements. Representatives of Broadview presented Broadview’s fairness opinion to the Board that as of the date of the meeting and based upon and subject to certain matters stated in such opinion, the $7.00 per share cash offer price was fair, from a financial point of view, to holders of the Common Stock. The Broadview representatives described to the Board the procedures followed, Broadview’s findings, the bases and methods of arriving at Broadview’s fairness opinion, including the financial analysis Broadview made of certain information supporting its fairness opinion, and responded to questions from the Board. The Board then affirmed that the Merger was fair to, and in the best interests of, the Company’s shareholders, declared the Merger advisable, approved the proposed terms of the Offer, Merger, the Merger Agreement and the Tender and Voting Agreements in substantially the forms presented, and resolved to recommend that the Company’s shareholders accept the Offer and tender their Shares in the Offer.

On February 4, 2003, the Merger Agreement was executed by Parent, Purchaser and the Company and the Tender and Voting Agreements were executed by the shareholders named therein, Parent and Purchaser.

On February 5, 2003, before the opening of trading on the New York Stock Exchange and the Nasdaq National Market, Parent and the Company issued a joint press release announcing the transaction.

Reasons for the Board’s Recommendations; Factors Considered

In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the shareholders accept the Offer, tender their Shares pursuant thereto, and in the event that shareholder approval is required to consummate the Merger, approve and adopt the Merger Agreement, the Board considered a number of factors including, but not limited to, the following:

•	the opinion of Broadview, subsequently confirmed in writing as of February 3, 2003, that as of such date and based on and subject to the matters described in the opinion, the $7.00 per Share Offer Price was fair, from a financial point of view, to holders of the Common Stock. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Broadview, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Shareholders are urged to, and should, read the opinion of Broadview in its entirety;

•	the fact that the Offer Price represents: (i) a premium of approximately 54% over the closing price of the Common Stock on the Nasdaq National Market of $4.55 on January 31, 2003, the last full trading day prior to the date of Broadview’s fairness opinion; and (ii) a premium of approximately 41% over the closing price of the Common Stock on the Nasdaq National Market of $4.95 on January 6, 2003, 20 trading days prior to the date of Broadview’s fairness opinion;

•	the extensive arm’s-length negotiations between the Company and Parent, leading to the conclusion of the Board that the Offer Price represented the highest price per Share that could be negotiated with Parent;

•	the Board’s familiarity with the Company’s business, prospects, financial condition, results of operations and current business strategy and the significant issues and challenges that the Company would face if it did not proceed with the proposed transaction with Parent, including: (i) the lack of trading volume and analyst coverage of the Shares due to the Company’s relatively low market capitalization; (ii) increasing competition in the Company’s industry creating additional competitive pressure as well as additional hardware platform alternatives; (iii) the need for the Company, as a stand-alone company, to go to the public markets for additional equity funding in order to expand research and development and/or acquisitions and the likelihood that the Company would not be able to easily access such funding due to its lack of scale; and (iv) the increasing costs associated with being a public company in light of the recent corporate governance regulations.

•	the process undertaken to solicit third party indications of interest, including a substantial number of third parties within the Company’s industry, in the acquisition of all or a part of the Company and the fact that no other third party presented the Company with a viable acquisition proposal at a price equal to or exceeding the Offer Price;

•	the fact that the Company had been “in play” since the original announcement by the Company on November 22, 2002, and that it had engaged Broadview to provide strategic financial advice to the Company as a result of unsolicited indications of interest in a business combination with the Company;

•	the results of the process that had been conducted by the Board, with the assistance of management and the Company’s financial and legal advisors, to evaluate the Company’s strategic alternatives;

•	that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

•	the fact that the Company’s directors and two of its largest shareholders entered into the Tender and Voting Agreements agreeing to tender their Shares to Purchaser, which represents approximately 43.2% of the outstanding Shares of Common Stock, including shares issuable upon exercise of Company Options;

•	the possibility that, although the Offer provides the Company’s shareholders the opportunity to realize a premium over the price at which the Shares traded prior to public announcement of the Offer and the Merger, the price of the Shares might have increased in the future to a price greater than that being offered in the Offer and the Merger; however, because of the risk and uncertainty associated with the Company’s future prospects, the Board concluded that this detriment was not reasonably quantifiable and that obtaining a substantial cash premium for Shares now was preferable to affording the shareholders a speculative potential future return;

•	the ability, due to the fiduciary out provisions of the Merger Agreement, for any other qualified person to make a superior offer if it so elected, and the ability of the Board, in certain circumstances, to respond to such an offer and, in certain circumstances, to terminate the Merger Agreement;

•	the fact that the Board determined that the other conditions to Purchaser’s obligations to consummate the Offer were customary and, in the assessment of the Board, not unduly onerous; and

•	the fact that Purchaser was willing to represent, in the Merger Agreement, that it had or would have when necessary, the funds necessary to consummate the Offer and the Merger and that there was no financing contingency to Purchaser’s obligation to complete the transaction.

The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors and may have viewed some factors more positively and negatively than others.

In arriving at its recommendation, the Board also took into consideration the fact that the Merger Agreement permits the Board, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal from a third party that is reasonably likely to result in a proposal for an alternative transaction involving the acquisition of the Company that is superior, from a financial point of view, to the Offer and the Merger. The Merger Agreement also permits the Board to withdraw its recommendation of the Merger in favor of a superior unsolicited acquisition proposal and that the Board may, in the exercise of its fiduciary duties, terminate the Merger Agreement in favor of a superior acquisition proposal, provided that, prior to such termination, the Company must pay Parent and Purchaser, in the aggregate, a termination fee of $4,000,000 and reimburse their out of pocket expenses in an amount not to exceed $500,000.

Opinion of the Company’s Financial Advisor

The Board retained Broadview as its financial adviser in connection with the Offer and the Merger. At the February 1, 2003 meeting of the Board, representatives of Broadview delivered an oral opinion, subsequently confirmed in writing as of February 3, 2003, to the effect that, based upon and subject to various considerations set forth in such opinion, as of February 3, 2003, the Offer Price is fair from a financial point of view to the holders of the Common Stock. No limitations were imposed by the Board upon Broadview with respect to investigations made or procedures followed by Broadview in rendering its opinion.

Parent has previously retained Broadview in connection with certain other acquisitions made by Parent; however, Broadview was not engaged by, and did not represent, Parent or Purchaser with respect to the negotiations concerning the Company or the fairness opinion issued to the Board. See Item 5 (Persons/Assets, Retained, Employed, Compensated or Used).

Broadview employed various sources of information and valuation methodologies in valuing the Company in conjunction with rendering its Fairness Opinion regarding the transaction with Parent and Purchaser.

Broadview’s analyses were based, in part, on: (i) historical stock price performance; (ii) public company comparables; (iii) transaction comparables; (iv) transaction premiums paid; and (v) evaluation of the Company’s discounted future cash flows to determine the fairness of the Offer Price. This summary is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

Stock Performance Analysis.    For comparative purposes, Broadview examined the following:

(1)  Common Stock weekly historical volume and trading purposes from January 30, 1998 through January 31, 2003;

(2)  Common Stock daily historical volume and trading prices from January 30, 2002 through January 31, 2003; and

(3)  Relative daily closing prices for an index of public companies deemed comparable to the Company vs. the Company and the Nasdaq Composite from January 30, 2002 through January 31, 2003.

Public Company Comparables Analysis.    Ratios of a company’s common stock share price and Equity Market Capitalization (“EMC”), adjusted for cash and debt when appropriate, to selected historical and projected operating metrics indicate the value public equity markets place on companies in a particular market segment. A select group of companies are comparable to the Company based on market focus, business model and size. Broadview reviewed ten public company comparables in the Business Application Software industry with Trailing Twelve Month (“TTM”) revenue between $50 million and $250 million and TTM Earnings before Interest and Taxes (“EBIT”) margins between 5% and 25% from a financial point of view, including each company’s: TTM Revenue; TTM Revenue Growth; TTM EBIT; TTM EBIT Margin; TTM Earnings Per Share (“EPS”); Projected 12/31/02 Revenue; Projected 12/31/02 EPS; Projected 12/31/03 Revenue; Projected 12/31/03 EPS; Projected 5-Year EPS Compounded Annualized Growth Rate (“CAGR”); EMC; Net Cash (defined as cash minus debt); Total Market Capitalization (“TMC” defined as EMC minus Net Cash)/TTM Revenue ratio (“TTM TMC/R”); TMC/TTM EBIT ratio (“TTM TMC/EBIT”); Share Price/TTM EPS ratio (“TTM P/E”); TMC/Projected 12/31/02 Revenue ratio (“Projected 12/31/02 TMC/R”); Share Price/Projected 12/31/02 EPS ratio (“Projected 12/31/02 P/E”); TMC/Projected 12/31/03 Revenue ratio (“Projected 12/31/03 TMC/R”); Share Price/Projected 12/31/03 EPS ratio (“Projected 12/31/03 P/E”); and Share Price/Projected 5-Year EPS To Growth ratio (“Projected P/E 5-Year CAGR”). The public company comparables were selected from the Broadview Barometer, a proprietary database of publicly-traded information technology (“IT”), communications and media companies maintained by Broadview and broken down by industry segment.

In order of descending TTM TMC/R, the public company comparables consist of:

  (1)  Manhattan Associates, Inc.;

  (2)  SS&C Technologies, Inc.;

  (3)  Pegaystems, Inc.;

  (4)  Tyler Technologies, Inc.;

  (5)  JDA Software Group, Inc.;

  (6)  Systems & Computer Technology Corporation;

  (7)  Dendrite International, Inc.;

  (8)  MAPICS, Inc.;

  (9)  Elite Information Group, Inc.; and

(10)  American Software, Inc.

These comparables exhibit the following medians and ranges for the applicable multiples:

	Median Multiple	Range of Multiples
TTM TMC/R	1.15x	0.12x	– 3.73x
TTM TMC/EBIT	9.32x	1.48x	– 20.19x
TTM P/E	16.45x	10.06x	– 39.09x
Projected 12/31/02 TMC/R	1.21x	0.64x	– 3.54x
Projected 12/31/02 P/E	17.85x	12.44x	– 35.45x
Projected 12/31/03 TMC/R	1.13x	0.57x	– 3.20x
Projected 12/31/03 P/E	15.31x	11.38x	– 25.96x
Projected 5-Year P/E Growth	12.71x	7.81x	– 33.60x

These comparables imply the following medians and ranges for per share value:

	Median Implied Value	Range of Implied Values
TTM TMC/R	$6.02	$1.88	– $	16.40
TTM TMC/EBIT	$6.70	$2.24	– $	12.87
TTM P/E	$4.17	$2.55	– $	9.91
Projected 12/31/02 TMC/R	$6.28	$3.99	– $	15.70
Projected 12/31/02 P/E	$6.96	$4.88	– $	13.90
Projected 12/31/03 TMC/R	$6.24	$3.84	– $	15.10
Projected 12/31/03 P/E	$8.63	$6.42	– $	14.64
Projected 5-Year P/E Growth	$7.17	$4.40	– $	18.95

Transaction Comparables Analysis.    Ratios of Equity Price, adjusted for the seller’s cash and debt when appropriate, to selected historical operating metrics indicate the value strategic and financial acquirers have been willing to pay for companies in a particular market segment. A handful of companies involved in recent transactions are comparable to the Company based on market focus, business model and size. Broadview reviewed thirteen comparable merger and acquisition (“M&A”) transactions announced from January 1, 2002 through January 31, 2003 involving sellers in the Business Applications Software industries with seller TTM revenue between $20 million and $150 million, from a financial point of view, including each transaction’s: Adjusted Price (Equity Price plus debt minus cash); Seller TTM Revenue; Seller TTM EBIT; Adjusted Price/TTM Revenue (“P/R”) ratio; and Adjusted Price/TTM EBIT (“P/EBIT”) ratio. Transactions were selected from Broadview’s proprietary database of published and confidential M&A transactions in the IT, communications and media industries. In order of descending P/R multiple, the transactions used are the acquisition of:

  (1)  A.L.I. Technologies, Inc. by McKesson Corporation;

  (2)  InSystems Technologies, Inc. by The Standard Register Company;

  (3)  Micro General Corporation by Fidelity National Information Solutions, Inc.;

  (4)  Eclipse, Inc. by Intuit, Inc.;

  (5)  Infinium Software, Inc. by SSA Global Technologies, Inc.;

  (6)  Prophet 21, Inc. by Thoma Cressey Equity Partners, Inc. and LLR Partners, Inc.;

  (7)  Accelio Corporation by Adobe Systems, Inc.;

  (8)  Deltek Systems, Inc. by deLaski Family;

  (9)  Tiburon, Inc. by CompuDyne Corporation;

(10)  Kewill Systems Plc (ERP Division) by Exact Holdings N.V.;

(11)  Frontstep, Inc. by MAPICS, Inc.;

(12)  Extensity, Inc. by Geac Computer Corporation; and

(13)  Industri-Matematik Int’l Corporation, Inc. by Symphony Technology Group

These comparables exhibit the following median and range for the applicable multiple:

	Median Multiple	Range of Multiples
P/R	1.00x	0.01x	– 8.97x
P/EBIT	11.81x	6.72x	– 44.07x

These comparables imply the following median and range for per share value:

	Median Implied Value	Range of Implied Values
P/R	$5.67	$1.65	– $	37.85
P/EBIT	$8.99	$5.81	– $	29.16

Transaction Premiums Paid Analysis.    Premiums paid above the seller’s stock price indicate the additional value, when compared to public shareholders, strategic and financial acquirers are willing to pay for companies in a particular market segment. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer’s last reported closing price (on the appropriate exchange) prior to announcement. The seller’s stock price one trading day prior to announcement is calculated using the seller’s last reported closing price (on the appropriate exchange) prior to announcement. The seller’s stock price twenty trading days prior to announcement is calculated using the seller’s closing price (on the appropriate exchange) on the first day of that period which: (i) consists of twenty consecutive days during which the appropriate exchange conducts trading activity; and (ii) ends on the day of the last reported closing price prior to announcement. Broadview reviewed thirty comparable M&A transactions involving North American software companies from January 1, 2001 to January 31, 2003 with equity consideration between $50 million and $500 million. Transactions were selected from Broadview’s proprietary database of published and confidential M&A transactions in the IT, communications and media industries. In order of descending premium paid to seller’s stock price twenty trading days prior to the date of announcement, the North American software transactions used are the acquisitions of:

  (1)  Credit Management Solutions, Inc. by The First American Corporation;

  (2)  Caminus Corporation by SunGard Data Systems Inc.;

  (3)  eshare communications, Inc. by divine, inc.;

  (4)  Allaire Corporation by Macromedia, Inc.;

  (5)  Talarian Corporation by TIBCO Software, Inc.;

  (6)  CrossWorlds Software, Inc. by International Business Machines Corporation;

  (7)  Innoveda, Inc. by Mentor Graphics Corporation;

  (8)  New Era of Networks, Inc. by Sybase, Inc.;

  (9)  SignalSoft Corporation by Openwave Systems, Inc.;

(10)  Landmark Systems Corporation by Allen Systems Group, Inc.;

(11)  SilverStream Software, Inc. by Novell, Inc.;

(12)  Simplex Solutions, Inc. by Cadence Design Systems, Inc.;

(13)  Sequoia Software Corporation by Citrix Systems, Inc.;

(14)  Prophet 21, Inc. by Thoma Cressey Equity Partners, Inc. and LLR Partners, Inc.;

(15)  Genomica Corporation by Exelixis, Inc.;

(16)  Sunquest Information Systems, Inc. by Misys Plc;

(17)  Mechanical Dynamics, Inc. by MSC.Software Corporation;

(18)  Interact Commerce Corporation by Sage Group Plc;

(19)  ONTRACK Data International, Inc. by Kroll, Inc.;

(20)  Infinium Software, Inc. by SSA Global Technologies, Inc.;

(21)  Vicinity Corporation by Microsoft Corporation;

(22)  InterTrust Technologies Corporation by Fidelio Acquisition Company, LLC;

(23)  Deltek Systems, Inc. by deLaski Family;

(24)  Inktomi Corporation by Yahoo!, Inc.;

(25)  A.L.I. Technologies, Inc. by McKesson Corporation;

(26)  Micro General Corporation by Fidelity National Information Solutions, Inc.;

(27)  Momentum Business Applications, Inc. by PeopleSoft, Inc.;

(28)  OTG Software, Inc. by Legato Systems, Inc.;

(29)  SkillSoft Corporation by SmartForce Plc; and

(30)  Broadbase Software, Inc. by Kana Communications, Inc.

These comparables exhibit the following medians and ranges for the applicable premiums (discounts):

	Median Premium	Range of Premiums
Premium Paid to Seller’s Stock Price 1 Trading Day Prior to Announcement	45.1%	(14.8%) – 260.0%
Premium Paid to Seller’s Stock Price 20 Trading Days Prior to Announcement	74.3%	(55.1%) – 433.2%

These comparables imply the following medians and ranges for per share value:

	Median Implied Value	Range of Implied Values
Premium Paid to Seller’s Stock Price 1 Trading Day Prior to Announcement	$6.60	$3.88 – $16.38
Premium Paid to Seller’s Stock Price 20 Trading Days Prior to Announcement	$8.56	$2.20 – $26.18

Discounted Cash Flow Valuation Analysis.    Broadview examined the value of the Company based on projected free cash flow estimates for the Company based on standalone projections from management. The free cash flow estimates were generated from standalone financial projections from December 31, 2002 through December 31, 2007. A range of terminal values at December 31, 2007 was determined by ascribing long-term growth rates, which ranged from 1.0% to 4.0%, to the annual free cash flow for the twelve months ending December 31, 2007. Broadview calculated a discount rate of 15.7% based on the Capital Asset Pricing Model (“CAPM”) using the median capital-structure adjusted beta for the public company comparables.

Based on the range of terminal growth rates, Broadview calculated implied total equity values for the Company ranging from $77,327,776 to $187,667,853 with a median implied equity value of $101,087,214.

Summary of Valuation Analyses.    Taken together, the information and analyses employed by Broadview lead to Broadview’s overall opinion that as of the date of the opinion, the per Share Offer Price was fair, from a financial point of view, to holders of the Common Stock.

Intent to Tender

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote. Pursuant to the Tender and Voting Agreements, the Company’s directors, Constellation and Tyler agreed to tender their Shares, representing approximately 43.2% of the outstanding Shares of Common Stock, including shares issuable upon exercise of Company Options.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

The Board retained Broadview to render an opinion as to the fairness to the holders of the Common Stock, from a financial point of view, of the Offer Price. The Board’s decision was based upon Broadview’s experience in the valuation of businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions. As part of its investment banking activities, Broadview is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, restructurings and valuations for corporate or other purposes.

Pursuant to the terms of a letter agreement dated September 2, 1999, as modified by agreement dated October 11, 2002 (collectively, the “Engagement Letter”), Broadview was retained by the Company as its exclusive financial advisor and to render an opinion to the Board with respect to the Offer Price. Under the Engagement Letter, the Company has paid Broadview a fairness opinion fee of $300,000 and will pay Broadview an additional fee of $1,150,000 for other financial advisory services based upon the successful completion of the Merger. The Company has also agreed to reimburse Broadview for reasonable expenses incurred by Broadview in connection with its services provided to the Company and to indemnify Broadview and its affiliates, counsel and other professional advisors, and their respective directors, officers, controlling persons, agents and employees against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of such engagement.

Parent has previously retained Broadview in connection with certain other acquisitions made by Parent; however, Broadview was not engaged by, and did not represent, Parent or Purchaser with respect to the negotiations concerning the Company or the fairness opinion issued to the Board. During 2002, Parent paid to Broadview an annual retainer of $30,000 and approximately $5,000 in reimbursable expenses. During 2001, Parent paid to Broadview an annual retainer of $30,000, fees of $4,125,000 in connection with Parent’s November 2001 acquisition of the availability solutions business of Comdisco, Inc., and approximately $5,000 in reimbursable expenses. During 2000, Parent paid approximately $44,100 to Broadview in connection with an annual retainer and reimbursable expenses. In addition, a director of Parent, Bernard Goldstein, was a director of Broadview until his retirement in December 2002. Mr. Goldstein abstained from voting on the proposed transaction in his capacity as a director of Parent.

Item 6.    Interest in Securities of the Subject Company.

During the past 60 days, the Company has repurchased 53,800 shares of its Common Stock pursuant to the Company’s stock repurchase program then in effect, the last trade for the purchase of 2,000 shares being made on January 21, 2003. The Company’s stock repurchase program was terminated on January 21, 2003. Since August 23, 2002, the Company’s stock repurchases were at the sole discretion of Janney Montgomery Scott pursuant to a Rule 10b5-1 plan instituted by the Company on August 23, 2002. On January 1, 2003, the Company issued 2,406 shares of restricted Common Stock to each non-employee director serving on the Board and, pursuant to the terms of the ESPP, 38,755 shares of Common Stock to participants in the ESPP.

Other than the foregoing, no transactions in shares of Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company’s knowledge after a review of Form 4 filings, by any executive officer, director or affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Section 14(f) Information Statement

The Information Statement attached as Annex B to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s shareholders and is incorporated herein by reference.

Merger Provisions

Under Section 607.1104 of the FBCA, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 80% of the Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders (a “Short-Form Merger”). However, if Purchaser does not acquire at least 80% of the Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by the Company’s shareholders will be required under the FBCA to effect the Merger. If all the conditions for the Offer are met, but Purchaser receives less than 80% of the Shares in the Offer, the Merger Agreement provides that Purchaser may extend the Offer for an additional period not to exceed an aggregate of 20 business days for the purpose of trying to obtain 80% of the Shares in the Offer, provided that Purchaser is required to immediately accept and promptly pay for all Shares tendered prior to the date of such an extension.

Affiliated Transaction Statute

Because the Company is incorporated under the laws of the State of Florida, it is subject to Section 607.0901 (the “Affiliated Transactions Statute”) of the FBCA. The Affiliated Transactions Statute generally prohibits a Florida corporation from engaging in an “affiliated transaction” with an “interested shareholder,” unless: (i) the affiliated transaction is approved by a majority of the disinterested directors or by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder; (ii) the corporation has not had more than 300 shareholders of record at any time for three years prior to the public announcement relating to the affiliated transaction; or (iii) the corporation complies with certain statutory fair price provisions.

Subject to certain exceptions, under the FBCA an “interested shareholder” is a person who beneficially owns more than 10% of the corporation’s outstanding voting shares. In general terms, an “affiliated transaction” includes: (i) any merger or consolidation with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value equal to 5% or more of the corporation’s consolidated assets or outstanding shares or representing 5% or more of the corporation’s earning power or net income; (iii) the issuance to any interested shareholder of shares with a fair market value equal to 5% or more of the aggregate fair market value of all outstanding shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by more than 5% the percentage of the corporation’s outstanding voting shares beneficially owned by any interested shareholder; (v) the liquidation or dissolution of the corporation if proposed by any interested shareholder; and (vi) any receipt by the interested shareholder of the benefit of any loans, advances, guaranties, pledges or other financial assistance or any tax credits or other tax advantages provided by or through the corporation.

At the February 1, 2003 meeting of the Board, by unanimous vote of all directors, the Board approved the Merger Agreement and each Tender and Voting Agreement and the transactions contemplated thereby, including the Offer and the Merger. As a result, the provisions of the Affiliated Transactions Statute are not applicable to the Offer or the Merger and the transactions contemplated thereby.

Control Share Acquisition Statute

The Company also may be subject to Section 607.0902 of the FBCA (the “Control Share Acquisition Statute”). The Control Share Acquisition Statute provides that control shares of a publicly held Florida corporation that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of or the power to direct voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20%, but less than 33 1/3%; (ii) 33 1/3%, but less than 50%; or (iii) 50% or more of such votes.

The Control Share Acquisition Statute does not apply to an acquisition of shares of a publicly held Florida corporation: (i) pursuant to a merger or share exchange effected in compliance with the FBCA if the publicly held Florida corporation is a party to the merger or share exchange agreement; or (ii) if such acquisition has been approved by the board of directors of that corporation before the acquisition.

Because the Control Share Acquisition Statute specifically exempts: (i) an acquisition of shares of a publicly held Florida corporation which has been approved by the board of directors of the such corporation before the acquisition; and (ii) a merger effected in compliance with the FBCA if the publicly held Florida corporation is a party to the merger agreement, the provisions of the Control Share Acquisition Statute are not applicable to the Offer or to the Merger. At the February 1, 2003 meeting of the Board, by unanimous vote of all directors, the Board approved the acquisition of the Shares pursuant to the Merger Agreement and the Tender and Voting Agreements and the transactions contemplated thereby, including the Offer and the Merger.

Dissenters’ Rights

Under Section 607.1302(4) of the FBCA, because the Common Stock is listed on the Nasdaq National Market, no shareholder of the Company will be entitled to exercise dissenters’ rights under the FBCA in connection with the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Regulatory Approvals

Under the provisions of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR”) applicable to the Offer, the purchase of Shares in the Offer may be consummated after the expiration or termination of the applicable waiting period following the filing by Purchaser of a Notification and Report Form under the HSR with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission. The description of this regulatory approval process is contained in Section 14 “Certain Legal Matters” of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

In addition, the information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.    Exhibits.

The following Exhibits are filed herewith:

Exhibit No.		Description

(a	)(1)	Offer to Purchase dated February 14, 2003.*†

(a	)(2)	Letter of Transmittal.*†

(a	)(3)	Form of Notice of Guaranteed Delivery.*†

(a	)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†

(a	)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†

(a	)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a	)(7)	Joint Press Release issued by Parent and the Company dated February 5, 2003.*

(a	)(8)	Summary Newspaper Advertisement published in The New York Times, National Edition on February 14, 2003.*

(a	)(9)	Letter to Shareholders from Joseph M. Loughry III, President and Chief Executive Officer of the Company, dated February 14, 2003.†

(a	)(10)	Opinion of Broadview International LLC, dated February 3, 2003 (included as Annex A to this Schedule 14D-9).

(e	)(1)	Agreement and Plan of Merger, dated February 4, 2003, among Parent, Purchaser and the Company.*†

(e	)(2)	Tender and Voting Agreement dated February 4, 2003 by and among Parent, Purchaser and the directors of the Company.*

(e	)(3)	Tender and Voting Agreement dated February 4, 2003 by and among Parent, Purchaser and Tyler Technologies, Inc.*

(e	)(4)	Tender and Voting Agreement dated February 4, 2003 by and among Parent, Purchaser and Constellation Software, Inc.*

(e	)(5)	Confidentiality Agreement dated as of September 5, 2002 by and between the Company and Parent.*

(e	)(6)	The Information Statement of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex B to this Schedule 14D-9).

(g	)	Not applicable.

*	Incorporated by reference to Schedule TO filed by Parent on February 14, 2003.
†	Included in package mailed to the Company’s shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

H.T.E., INC.

By:	/s/ JOSEPH M. LOUGHRY, III
Joseph M. Loughry, III President and Chief Executive Officer

Dated February 14, 2003

ANNEX A

CONFIDENTIAL

February 3, 2003

Board of Directors

H.T.E., Inc.

1000 Business Center Drive

Lake Mary, FL 32746

Dear Members of the Board:

We understand that H.T.E., Inc. (“HTE” or the “Company”), SunGard Data Systems Inc. (“SunGard” or “Parent”) and LAKE ACQUISITION CORP. INC., a wholly-owned subsidiary of Parent (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Parent will cause Acquisition Sub to make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of HTE (“HTE Common Stock”), at a price per share of $7.00 in cash (the “Per Share Amount”), and subsequently merge with and into HTE (the “Merger”). Pursuant to the Merger, each issued and outstanding share of HTE Common Stock not acquired in the Offer will be converted into the right to receive the highest per share cash consideration paid pursuant to the Offer. The terms and conditions of the above-described Offer and Merger (the “Transaction”) are more fully detailed in the Agreement.

You have requested our opinion as to whether the Per Share Amount is fair, from a financial point of view, to holders of HTE Common Stock.

Broadview International LLC (“Broadview”) focuses on providing merger and acquisition advisory services to information technology (“IT”), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to HTE’s Board of Directors and will receive a fee from HTE upon delivery of this opinion and the successful conclusion of the Merger.

In rendering our opinion, we have, among other things:

(1)  reviewed the terms of the Agreement, in the form of the draft dated February 2, 2003, furnished to us by Parent counsel on February 2, 2003 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed; except that, with your permission, we have assumed that the Per Share Amount is as defined as above);

(2)  reviewed HTE’s annual report on Form 10-K405 for the fiscal year ended December 31, 2001, including the audited financial statements included therein and HTE’s quarterly report on Form 10-Q for the period ended September 30, 2002, including the unaudited financial statements included therein;

(3)  reviewed certain internal financial and operating information concerning HTE, including stand alone projections through December 31, 2007, prepared and furnished to us by HTE management and preliminary financial statements for the quarter and fiscal year ended December 31, 2002, provided to us by HTE management;

(4)  participated in discussions with HTE management concerning the operations, business strategy, current financial performance and prospects for HTE;

(5)  discussed with HTE management its view of the strategic rationale for the Transaction;

(6)  reviewed the recent reported closing prices and trading activity for HTE Common Stock;

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(7)  compared certain aspects of the financial performance of HTE with public companies we deemed comparable;

(8)  analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

(9)  participated in discussions related to the Transaction with HTE, SunGard and their respective advisors; and

(10)  conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by HTE. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of HTE as to the future performance of HTE. We have neither made nor obtained an independent appraisal or valuation of any of HTE’s assets.

For purposes of this opinion, we have assumed that HTE is not currently involved in any material transaction other than the Transaction, other publicly announced transactions, and those activities undertaken in the ordinary course of conducting its business. Subject to the foregoing, our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion.

Based upon and subject to the foregoing and subject to the limitations and assumptions below, we are of the opinion that the Per Share Amount is fair, from a financial point of view, to holders of HTE Common Stock.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of HTE in connection with its consideration of the Agreement and does not constitute a recommendation to any HTE shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 and, if required, the Proxy Statement, in each case to be distributed to HTE shareholders in connection with the Transaction.

Sincerely,

/s/ BROADVIEW INTERNATIONAL LLC

Broadview International LLC

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ANNEX B

H.T.E., Inc.

1000 Business Center Drive

Lake Mary, Florida 32746

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Background Information

This Information Statement is being mailed on or about February 14, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of H.T.E., Inc. (the “Company”). You are receiving this Information Statement because you are the holder of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) and in connection with the possible election of persons designated by SunGard Data Systems Inc. (“Parent”), a corporation formed under the laws of the State of Delaware, to a majority of seats on the board of directors of the Company (the “Board”).

On February 4, 2003, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Lake Acquisition Corp. Inc. (the “Purchaser”), a corporation formed under the laws of the State of Florida and a wholly-owned subsidiary of Parent, relating to the cash tender offer by Purchaser offering to purchase all issued and outstanding shares of the Common Stock (the “Shares”), at a purchase price of $7.00 per Share, in cash, without interest thereon (the “Offer Price”), upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated February 14, 2003, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Each of the Company’s directors, who in the aggregate hold voting and dispositive power with respect to an aggregate of 662,350 Shares, Constellation Software, Inc. (“Constellation”) a shareholder of the Company which holds voting and dispositive power with respect to a total of 1,603,100 Shares, and Tyler Technologies, Inc. (“Tyler”) a shareholder of the Company which holds only dispositive power with respect to a total of 5,618,952 Shares (the “Tyler Shares”), in connection with the execution and delivery of the Merger Agreement entered into Tender and Voting Agreements (each a “Tender and Voting Agreement” and collectively, the “Tender and Voting Agreements”) dated February 4, 2003, with Parent and Purchaser. Pursuant to their respective Tender and Voting Agreements, the directors, Constellation and Tyler agreed to tender their Shares to Purchaser, agreed to vote in favor of the Offer, Merger, Merger Agreement and transactions in connection therewith, and also granted to Parent and its designees (the “Proxy Agents”) an irrevocable proxy to vote their shares in accordance with the foregoing. Further, the Tender and Voting Agreement applicable to Tyler acknowledges that Tyler does not have voting rights with respect to the Tyler Shares under the Florida Business Corporation Act (the “FBCA”) and that the provisions of the agreement pertaining to Tyler’s agreement to vote the Tyler Shares pursuant to the terms of the agreement shall only be applicable if, and to the extent that, a court of competent jurisdiction determines that Tyler has voting rights with respect to the Tyler Shares. Similarly, the provisions of Tyler’s Tender and Voting Agreement relating to Tyler’s grant of its irrevocable proxy to the Proxy Agent shall only be applicable if, and to the extent that, Proxy Agents have voting rights with respect to the Tyler Shares under the FBCA.

Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the FBCA, Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. At the effective time of the

Merger (the “Effective Time”), each Share (other than Shares that are owned by Parent, Purchaser and/or any of their respective subsidiaries) will be converted into the right to receive the Offer Price in cash or any greater amount per Share paid pursuant to the Offer.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Securities and Exchange Commission (“SEC”) and which is being mailed to shareholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder. Information set forth herein related to Parent, Purchaser or Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on February 14, 2003. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, March 14, 2003, unless Purchaser extends it.

General

The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. Holders of Common Stock are entitled to cast one vote per share on matters presented for a vote at such meetings. As of February 3, 2003, there were 15,901,523 shares of Common Stock outstanding, 2,331,921 shares of Common Stock issuable upon exercise of outstanding stock options of the Company and up to 5,951 shares of Common Stock to be issued pursuant to the 1997 Employee Stock Purchase Plan. Other than Shares which Parent and Purchase may be deemed to beneficially own pursuant to the Tender and Voting Agreements, Parent and Purchaser own no Shares as of the date hereof.

Right to Designate Directors and Parent Designees

The Merger Agreement provides that effective upon the acceptance for payment of any Shares pursuant to the Offer, Parent will be entitled to designate a number of the members (the “Parent Designees”) of the Board equal to that number of directors, rounded up to the nearest whole number, which is the product of: (i) the total number of directors on the Board (giving effect to the directors elected pursuant to this provision) and (ii) a fraction, the numerator of which is the aggregate number of Shares then beneficially owned by Parent or Purchaser (including shares of Common Stock accepted for payment pursuant to the Offer) and the denominator of which is the total number of Shares then outstanding. The Company will take all commercially reasonable actions necessary to cause the Parent Designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. To the extent requested by Parent, the Company will use all commercially reasonable efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as Parent Designees represent on the Board.

The Merger Agreement also provides that, notwithstanding the foregoing, Parent, Purchaser and the Company will use their respective commercially reasonable efforts to cause at least two of the members of the Board, at all times prior to the Effective Time, to be individuals who were directors of the Company and were not officers or employees of the Company or any of its subsidiaries as of the date of the Merger Agreement (“Continuing Directors”). If at any time prior to the Effective Time there is only one Continuing Director in office, the Board will cause a person who is not an officer or employee of the Company or any of its subsidiaries to be designated by the remaining Continuing Director to fill such vacancy (and such person will be deemed a

Continuing Director). If at any time prior to the Effective Time no Continuing Directors remain in office, the other directors of the Company then in office will use reasonable efforts to designate two persons to fill such vacancies who are not officers, employees or affiliates of the Company, the Company’s subsidiaries, Parent or Purchaser, or any of their respective affiliates (and such persons will be deemed Continuing Directors).

After the election or appointment of Parent Designees to the Board and until the Effective Time, the approval of a majority of the Continuing Directors, or if there is only one, of a Continuing Director, will be required to authorize (and such authorization will constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize) any (i) termination of the Merger Agreement by the Company, (ii) amendment of the Merger Agreement requiring action by the Board, (iii) extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser requiring the consent of the Company, (iv) waiver of compliance by the Company of any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company or its stockholders, (v) required or permitted consent or action by the Board under the Merger Agreement and (vi) other action of the Company under the Merger Agreement that adversely affects the holders of shares of Common Stock (other than Parent or Purchaser). If for any reason there are no Continuing Directors and the Company has used commercially reasonable efforts to appoint Continuing Directors, such actions may be effected by majority vote of the entire Board.

As of the date of this Information Statement, no determination has been made as to which directors of the Company will serve as Continuing Directors.

As of the date of this Information Statement, Parent has not determined who will be the Parent Designees. However, Parent Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. Parent and Purchaser have advised the Company that none of the persons listed on Schedule I or any of their affiliates: (i) beneficially owns any equity securities of the Company or rights to acquire any such securities; or (ii) except as disclosed in Section 9 “Certain Information Concerning the Purchaser and SunGard” of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference, has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions among Parent, Purchaser and the Company that have been described in the Schedule TO or the Schedule 14D-9. In addition, none of the person listed in Schedule I has a familial relationship with any of the current directors or executive officers of the Company.

The Company expects that the Parent Designees will assume office promptly following the purchase by Purchaser of the Shares pursuant to the terms of the Offer, which purchase cannot be earlier than March 15, 2003, and that upon assuming office the Parent Designees together with the Continuing Directors will thereafter constitute the entire Board.

Security Ownership of Certain Beneficial Owners and Management

Except as set forth below, no person or group, to the knowledge of the Company, owns five percent or more of the Common Stock.

The following table sets forth certain information, as of February 3, 2003, with respect to the beneficial ownership of the Common Stock by: (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Common Stock; (ii) each director; (iii) each executive officer named in the Summary Compensation Table; and (iv) all executive officers and directors as a group.

Name and Address of Beneficial Owner(1)(2)	Shares Beneficially Owned(3)	Percentage of Outstanding Shares Owned
Tyler Technologies, Inc. 2800 West Mockingbird Lane Dallas, Texas 75235(4)	5,618,952	35%

Constellation Software, Inc. 20 Adelaide Street East, Suite 1200 Toronto, Ontario M5C 2T6	1,603,100	10%

L.A. Gornto, Jr.(5)	468,807	3%

O.F. Ramos(6)	252,731	2%

Bernard B. Markey(7)	190,432	1%

Susan D. Falotico(8)	151,265	1%

Gilbert O. Santos(9)	116,829	1%

Joseph M. Loughry, III(10)	502,478	3%

Edward A. Moses(11)	68,140	*

George P. Keeley(12)	137,899	1%

Ronald E. Goodrow(13)	138,500	1%

William C. Barnett(14)	55,978	*

D. Van R. Morris(15)	65,696	*

All executive officers and directors as a group (12 persons)	2,083,059	12%

*	Less than one percent
(1)	Except as otherwise noted, and subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to all securities owned by such person.
(2)	Unless otherwise noted, the address of each person or entity listed is H.T.E., Inc., 1000 Business Center Drive, Lake Mary, Florida 32764.
(3)	A person is deemed to be the beneficial owner of securities that can be acquired by such person immediately prior to the Effective Time either from the exercise of options or from the conversion of a security.
(4)	Tyler is deemed to be the beneficial owner of these shares because it has the power to dispose of these shares, even though it does not have the power to vote these shares. These shares are non-voting shares since they were acquired by Tyler in a transaction subject to the control share acquisition provisions of the FBCA.
(5)	Includes 310,000 shares of Common Stock which are subject to currently exercisable options.
(6)	Includes 30,000 shares of Common Stock which are subject to currently exercisable options.
(7)	Includes 45,000 shares of Common Stock which are subject to currently exercisable options.
(8)	Includes 147,300 shares of Common Stock which are subject to currently exercisable options.
(9)	Includes 114,829 shares of Common Stock which are subject to currently exercisable options.
(10)	Includes 450,000 shares of Common Stock which are subject to currently exercisable options.
(11)	Includes 29,833 shares of Common Stock which are subject to currently exercisable options.
(12)	Includes 10,000 shares of Common Stock which are subject to currently exercisable options.
(13)	Includes 135,000 shares of Common Stock which are subject to currently exercisable options.
(14)	Includes 51,050 shares of Common Stock which are subject to currently exercisable options.
(15)	Includes 10,000 shares of Common Stock which are subject to currently exercisable options.

Directors, Executive Officers, Promoters and Control Persons

Two directors come up for reelection at the Company’s annual meeting of shareholders each year and each holds office until his successor is duly elected and qualified. The Company has three classes of directors: Class I directors serve until the 2003 annual meeting of shareholders, Class II directors serve until the 2004 annual meeting of shareholders and Class III directors serve until the 2005 annual meeting of shareholders.

Directors and Executive Officers

The directors and executive officers of the Company are as follows:

Name	Age	Position
Bernard B. Markey	38	Director—Class III and Chairman
Joseph M. Loughry, III	57	Director—Class II, President and Chief Executive Officer
L.A. Gornto, Jr.	60	Director—Class II and Executive Vice President, Secretary, and General Counsel
Ronald E. Goodrow	51	Executive Vice President—Operations
Susan D. Falotico	40	Vice President, Chief Financial Officer, and Treasurer
Gilbert O. Santos	42	Vice President—Business Development and Strategy and Chief Technology Officer
William C. Barnett	48	Vice President—Public Administration Solutions
Del C. King	45	Vice President—Public Safety and Justice Solutions
Edward A. Moses	60	Director—Class I
O.F. Ramos	44	Director—Class I
George P. Keeley	73	Director—Class III
D. Van R. Morris	47	Director—Class II

Biographies of Directors and Executive Officers

Mr. Bernard B. Markey has been a director of the Company since 1995 and has served as Chairman since 1999. Mr. Markey is a Managing Partner of Navigator Equity Partners, LLC a private equity firm which he joined in September 1999. Mr. Markey was a general partner of Meridian Venture Partners, a privately-held venture capital fund, from 1995 through September 1999. Mr. Markey also serves on the board of directors of several privately-held companies.

Mr. Joseph M. Loughry, III joined the Company in November 1999 initially as a Director and in January of 2000 assumed the position of President and Chief Executive Officer. Mr. Loughry’s background includes several years at General Electric Information Services where he was involved in sales, marketing, product management and product development. Mr. Loughry also served in senior executive positions at various system software companies including Goal Systems Inc., UCCEL Corporation, and Legent Corporation. Mr. Loughry held several positions with First Union Corporation from January 1993 through January 1999. These positions included Chief Executive Officer of Nationwide Remittance Centers, Inc., which was acquired by CoreStates Bank (subsequently a part of First Union Corporation). Mr. Loughry thereafter became the President and Chief Executive Officer of Questpoint Holdings, Inc., a 4,500 employee, $300 million processing services and information technology affiliate of the bank. During 1999, Mr. Loughry was temporarily retired.

Mr. L.A. Gornto, Jr. was appointed as a member of the Board in December 1999. Mr. Gornto joined the Company in January 1997 and also serves as Executive Vice President, Secretary and General Counsel. Mr. Gornto was also appointed as Chief Financial Officer, Secretary, and a director of DemandStar, a subsidiary of the Company, in November 1999 and served as DemandStar’s Executive Vice President and General Counsel

since its inception in June 1999 until March 2001. From January 1997 until November 1997, he served as the Company’s Chief Financial Officer. Since 1988, Mr. Gornto has been engaged in the private practice of law in central Florida and provides legal services to the Company as General Counsel. From 1985 to 1987, Mr. Gornto served as Senior Vice President—Finance and Chief Financial Officer of Jerrico, Inc., formerly a publicly-traded company and holding company of Long John Silvers, a seafood restaurant chain. From 1977 to 1985, he was engaged in the private practice of law and also served as a management consultant. From 1968 to 1977, he served as Executive Vice President and Chief Financial Officer and a director of Red Lobster Restaurants, a seafood restaurant chain and formerly a subsidiary of General Mills, Inc. Mr. Gornto is an attorney-at-law and certified public accountant licensed in the states of Florida and Georgia and holds an L.L.M. degree in taxation from Emory University School of Law.

Mr. Ronald E. Goodrow rejoined the Company September 11, 2000 as Executive Vice President—Operations. Mr. Goodrow’s responsibilities include the Company’s product divisions and professional services organization, with a focus on continuing to improve quality and customer service. Mr. Goodrow initially joined the Company in 1988 as Director of Operations. During his tenure with the Company, he was instrumental in the creation of the Company’s product implementation methodology, its customer support systems and the formation of a professional services consulting division. Mr. Goodrow resigned from the Company in 1998 to pursue other business opportunities. Most recently, he was with a subsidiary of Tyler Technologies, Inc., where he was responsible for sales and implementation of the Munis product line for the southern region of the United States. Prior to his initial employment with the Company he served as vice president of field operations and director of customer support for the Travenol Corporation, now part of McKesson HBOC, which specializes in software for the healthcare industry. He began his career in the software industry at GCC Beverages, Inc., where he was responsible for development, implementation and support of the software systems used by the company’s franchises.

Ms. Susan D. Falotico joined the Company in 1995 and serves as Vice President, Treasurer and in November 1997 was also appointed Chief Financial Officer. From 1995 to November 1997, Ms. Falotico served as the Company’s Vice President—Controller and Chief Accounting Officer. From 1988 to 1995, Mrs. Falotico served as Controller of the Newtrend Division of EDS, Inc., a systems integration company, where she headed the Financial Accounting and Corporate Planning Department. From 1986 to 1988, Ms. Falotico was a Financial Analyst for ISI, a division of Mars, Inc., a food company, where she was responsible for monthly financial reporting and for coordinating a $70 million budget.

Mr. Gilbert O. Santos joined the Company in September 1998 and currently serves as its Vice President—Business Development and Strategy and Chief Technology Officer. From 1998 to 1999, Mr. Santos served as Vice President—Customer Services, responsible for various functional areas including customer support and training, documentation and media, software quality assurance and testing, service management and project management and implementation. Mr. Santos held various strategic marketing and engineering management positions with the Land Mobile Products Sector of Motorola, Inc. from 1983 to September 1998, most recently as Director of Operations.

Mr. William C. Barnett joined the Company in July 1988, and was appointed as Vice President—Public Administration Solutions in May 2000. He currently is responsible for product management for Financial, Community Development, and Utility Billing Systems. From 1999 to 2000, Mr. Barnett served as the Director of Financial Applications. During his twelve-year tenure, Mr. Barnett has worked with a broad range of the Company’s applications, giving him intimate knowledge of cross-application integration. He began his career with the Company as a programmer analyst for Utility Billing applications and subsequently served as product manager for Fleet Management, Tax Billing, Fire Records Systems, and Case Management. He also served as applications manager for the Company’s AS/400 Public Safety and Justice products. Prior to joining the Company, Mr. Barnett worked as a programmer and systems analyst for the City of Orlando and for a private sector company.

Mr. Del C. King joined the Company in February 2001 and serves as Vice President—Public Safety and Justice Solutions. Mr. King’s product management responsibilities include more than 20 law enforcement, fire, EMS and justice products. Prior to joining the Company, Mr. King was in charge of E-911 systems for Greenville County, S.C., where he led the modernization of their public safety information systems. From 1980 to 1992 he was the Information Systems Manager for the Greenville Police Department. Mr. King served in the Military Police Corps of the United States Army and is a past President of the Company’s national user organization.

Mr. Edward A. Moses was appointed as a member of the Board in December 1998. Mr. Moses served as dean of the Roy E. Crummer Graduate School of Business at Rollins College from 1994 until 2000, and currently serves as Bank of America professor of finance. From 1985 to 1989 he served as dean and professor of finance at the University of North Florida. He has also served in academic and administrative positions at the University of Tulsa, Georgia State University and the University of Central Florida, and currently serves as a faculty member in the Graduate School of Banking of the South. Mr. Moses also serves as a director of CNL Retirement Properties, Inc., a publicly-registered real estate investment trust. Mr. Moses received a B.S. in accounting from the Wharton School at the University of Pennsylvania and a Masters of Business Administration and Ph.D. in finance from the University of Georgia in 1971.

Mr. O.F. Ramos joined the Company in June 1998 and was appointed to the Board in August 1998. He currently serves as President of National Auto Lenders, Inc. and Auto Solution USA, Inc, which are both privately held Florida corporations. He served as Chief Executive Officer, President and a director of DemandStar, a former subsidiary of the Company until March 2001. Formerly, Mr. Ramos served as Executive Vice President of the Company and President of HTE-UCS, Inc., a wholly-owned subsidiary of the Company from June 1998 to November 1999. From 1986 to 1998, Mr. Ramos served as the President and Chief Executive Officer of UCS, Inc. As the co-founder of UCS, Inc., he was responsible for the corporate direction and financial development of that company and for overseeing operations. Prior to 1986, Mr. Ramos served in various engineering and management capacities at Motorola, Inc., where he was responsible for the development of diverse software and hardware projects for several platforms.

Mr. George P. Keeley was appointed as a member of the Board in July 2000. From 1985 to 1996 Mr. Keeley was Chairman of the Board of PQ Corporation, a privately held, global manufacturer of industrial and specialty chemicals. From 1986 to 1997, he was General Partner of Meridian Venture Partners, a pre-IPO investor in the Company. From 1979 to 1993, he was the CEO and owner of Keeley Management Company, a specialized investment banking firm. Over the years, Mr. Keeley served as a director of many other public and private companies. He was Chairman of both the Buckeye Pipeline Company and the Detroit Toledo and Ironton Railroad. In addition to his board position with the Company, Mr. Keeley is a director of the Clearfield Companies, an oil and natural gas transport and propane distribution company and of the Rockland Growth Fund, a small cap mutual fund.

Mr. D. Van R. Morris was appointed as a member of the Board in November 2001. Mr. Morris is CEO of U.S. MicroGrid, an owner/operator of distributed power generation facilities. From 1995 to August 2001, he served as CEO of Infonautics, Inc., a provider of online information databases and internet agent technologies. Mr. Morris also served in senior management positions with Legent Corporation, Goals Systems, Inc, and UCCEL Corporation. In addition to his board position with the Company, Mr. Morris is also a director of Tucows, Inc., a provider of wholesale digital products and distributor of e-business services and applications on the Internet.

Director Compensation

The Company reimburses all directors for the expenses incurred in attending meetings of the Board. Directors who are full-time employees of the Company receive no additional compensation for service as directors. Directors who are not full-time employees receive $1,000 per day for attending Board meetings and

$500 for attending committee meetings and are eligible for stock awards or option grants under the Company’s 1997 Employee Incentive Compensation Plan. On January 1, 2003, the Company issued 2,406 shares of restricted Common Stock to each non-employee director serving on the Board. During 2002, the Company issued 6,290 shares of restricted stock to each non-employee director serving on the Board. The Company also granted to Edward Moses options to acquire 16,500 shares of the Common Stock. These options have an exercise price of $4.29 and vest over 3 years. During 2001, the Company issued 11,111 shares of restricted stock to each non-employee director for serving on the Board. The Company also granted to each of Bernard Markey, L.A. Gornto, Jr. and O.F. Ramos options to acquire 10,000 shares of the Common Stock. These options have exercise prices of $1.31 and vest over three-year periods. Additionally, the Company granted to D.Van R. Morris options to acquire 10,000 shares of the Common Stock. These options have an exercise price of $1.85 and vest over a three-year period. During 2000, the Company granted to each of George Keeley and Mark Leonard options to acquire 10,000 shares of the Common Stock. These options have exercise prices of $1.45 for Mr. Keeley and $1.50 for Mr. Leonard and vest over three-year periods. Mr. Leonard’s options expired unvested on October 11, 2001 upon his resignation from the Board. Additionally, the Company granted to each of Bernard Markey and L.A. Gornto, Jr. options to acquire 25,000 shares of the Common Stock. These options are exercisable at $1.50 and vest based on the amount of days worked on the Company’s business. During fiscal year 1999, the Company granted to Bernard Markey options to acquire 10,000 shares of the Common Stock. The options have an exercise price of $2.06 per share and vest over a one-year period. The Company also granted to Edward Moses an option to acquire 3,333 shares of the Common Stock. The options have an exercise price of $2.06 per share and vest after one year. In 1999, the Company granted to L.A. Gornto, Jr. options to acquire 10,000 shares of the Common Stock. The options have an exercise price of $2.41 per share and vest immediately. Additionally, in 1999, the Company granted to O.F. Ramos an option to acquire 20,000 shares of the Common Stock. The options have an exercise price of $2.06 per share and vest immediately. During fiscal year 1998, the Company granted to Mr. Moses an option to acquire 10,000 shares of the Common Stock. The options have an exercise price of $8.38 per share and vest over a three-year period. All of the options were granted under the Company’s 1997 Employee Incentive Compensation Plan.

Committees and Meetings of the Board

The Board held eight meetings during its fiscal year ended December 31, 2002 and took action 18 times by written consent. The Board has a Human Resource Committee and an Audit Committee, which met three and seven times during the fiscal year ended December 31, 2002, respectively. The Company does not have a nominating committee. All directors attended 75% or more of the aggregate number of Board meetings and meetings of committees of which they are members.

The Human Resource Committee is comprised of George P. Keeley, Chairman, Edward A. Moses and D. Van R. Morris. The Human Resource Committee administers the Company’s compensation programs and performs such other duties as may from time to time be determined by the Board.

The Audit Committee is comprised of Edward A. Moses, Chairman, George P. Keeley and D. Van R. Morris. The Company believes that all members of the Audit Committee are “independent”, as required by applicable listing standards of the Nasdaq National Market. The primary purpose of the Audit Committee is to assist the Board in its oversight of the Company’s internal controls and financial statements and the audit process. In addition, the Audit Committee assists the Board in the selection of the Company’s independent auditors and the approval of fees to be paid to the independent auditors. On June 7, 2002, the Board adopted the recommendation of the Audit Committee to dismiss its independent auditors, Arthur Anderson LLP, and to engage Ernst & Young LLP to serve as the Company’s new independent auditors for the fiscal year ending December 31, 2002. The Company has filed a Current Report on Form 8-K, dated June 10, 2002, in connection with the change in independent auditors. The Board adopted a written charter for the Audit Committee, a copy of this charter was included in the Company’s 2001 proxy statement as Annex A and is incorporated herein by reference. In accordance with the requirements of Item 306 of Regulation S-K and Item 7(d)(3) of Schedule 14A, the following is the most recent Report of the Audit Committee:

Report of the Audit Committee of the Board

The primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of the Company’s internal controls and financial statements and the audit process. A copy of the charter of the Audit Committee was included in the 2001 proxy statement as Annex A.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors, Arthur Andersen LLP, are responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has reviewed and discussed the audited financial statements with management. The Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. The Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with the auditors the auditors’ independence.

Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to below and in the charter, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, for filing with the Securities and Exchange Commission.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including with respect to auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that Arthur Andersen LLP is in fact “independent.”

Respectfully submitted,

THE AUDIT COMMITTEE

Edward A. Moses

George P. Keeley

D. Van R. Morris

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers and directors and greater than ten percent shareholders (collectively, “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC and the Nasdaq National Market. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received or written representations from Reporting Persons, the Company believes that with respect to the fiscal year ended December 31, 2002, all Reporting Persons complied with all applicable filing requirements.

Executive Compensation

The following table sets forth the compensation paid by the Company for services performed on the Company’s behalf during the fiscal years ended December 31, 2002, 2001 and 2000 with respect to the Company’s Chief Executive Officer and the Company’s four most highly compensated executive officers, other than the Chief Executive Officer, who served as such on December 31, 2002, and whose total annual salary and bonus for the fiscal year ended December 31, 2002, exceeded $100,000 (the “Named Executive Officers”).

		Annual Compensation(1)			Long-Term Compensation Awards Securities Underlying Options(#)
Name and Principle Position	Fiscal Year	Salary($)	Bonus(2)	Other Annual Compensation		All Other Compensation

Joseph M. Loughry, III	12/31/2002	295,000	167,702			5,100	(3)
President and Chief Executive Officer	12/31/2001 12/31/2000	270,000 258,750	56,290	—	—	4,050 60,000	(3) (4)

Ronald E. Goodrow	12/31/2002	193,000	84,966			5,100	(3)
Executive Vice President—Operations	12/31/2001 12/31/2000	185,000 57,516	38,569	—	—	1,388	(3)

Gilbert O. Santos	12/31/2002	185,000	80,380			5,100	(3)
Vice President—Business Development and Strategy and Chief Technology Officer	12/31/2001 12/31/2000	170,000 170,000	35,442	—	—	5,100 4,600	(3) (3)

Susan D. Falotico(5)	12/31/2002	182,000	104,477			5,100	(3)
Vice President and Chief Financial Officer	12/31/2001 12/31/2000	170,000 155,833	35,442	—	—	5,100 63,435	(3) (6)

William C. Barnett	12/31/2002	155,000	69,326			4,500	(3)
Vice President—Public Administration Solutions	12/31/2001 12/31/2000	150,000 141,426	31,272	—	—	4,313 3,395	(3) (3)

(1)	The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits extended to the Named Executive Officers. The aggregate amount of such compensation for each Named Executive Officer is less than 10% of the total annual salary and bonus.
(2)	The Company has had a policy of granting discretionary annual bonuses to its executive officers and employees based primarily on certain performance criteria. The Board intends to continue this policy in the future. See “Annual Incentive Compensation Bonuses.”
(3)	Represents matching contributions to the accounts of the Named Executive Officers under the Company’s 401(k) savings plan.
(4)	Represents relocation moving expenses.
(5)	Ms. Falotico was employed as an officer of the Company until July 19, 1999. She served as interim CFO from September 13, 1999 to January 28, 2000, at which time she was re-appointed as an officer of the Company.
(6)	Represents $17,460 in contract employment as an interim Chief Financial Officer, $41,250 in severance and $4,725 in matching contributions to Ms. Falotico’s account under the Company’s 401(k) savings plan.

Stock Options Granted in Fiscal 2002

None.

Aggregate Stock Option Exercises and Year-End Option Value Table

The following table sets forth certain information concerning option exercises in fiscal 2002, the number of stock options held by the Named Executive Officers as of December 31, 2002 and the value (based on the fair market value of a share of stock at fiscal year-end) of in-the-money options outstanding as of such date.

	Number of Shares Acquired on Exercise(#)	Value Realized($)	Number of Unexercised Options/SARs Held at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year End(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph M. Loughry, III	—	—	205,000	245,000	$408,295	$510,975
Ronald E. Goodrow	—	—	63,750	71,250	226,463	248,588
Gilbert O. Santos	—	—	73,621	41,208	209,771	119,093
Susan D. Falotico	—	—	109,800	37,500	129,287	93,975
William C. Barnett	—	—	30,061	20,989	24,975	59,529

(1)	The closing sale price for the Common Stock as reported by the Nasdaq National Market December 31, 2002 was $4.84 per share. Value is calculated by multiplying (a) the difference between $4.84 and the option exercise price by (b) the number of shares of Common Stock underlying the option.

Employment Agreements

Effective January 17, 2000, the Company entered into an employment agreement with Joseph M. Loughry, III, the Company’s President and Chief Executive Officer. The agreement provides for a base salary and incentive compensation payments based on performance. Mr. Loughry’s current base salary is $305,000. Mr. Loughry’s agreement provides for a bonus aggregating up to a maximum of 50% of his annual base salary if certain performance goals are met. The agreement provides for an initial term through January 17, 2004. At the end of the initial term, the agreement automatically renews and continues until terminated by either of the parties upon no less than 90 days notice. The agreement provides for a nine month severance arrangement upon termination without “Cause” if within the first two years of the initial employment agreement, and for a period of six months thereafter. The agreement contains confidentiality provisions and also prohibits the executive from competing with the Company during the term of the agreement and for two years thereafter. Upon resignation, the Company shall pay to the executive any unpaid base salary and any accrued but unpaid incentive compensation through the date of resignation. Effective January 8, 2002, the agreement was further amended, as discussed below, to provide enhanced severance and accelerated option vesting in the event of a change in control of the Company.

Effective September 1998, the Company entered into an employment agreement with Gilbert O. Santos, the Company’s Vice President—Business Development and Strategy and Chief Technology Officer, and, in October 1999, the Company amended his agreement. The amended agreement provides for a base salary and incentive compensation payments based on performance. Mr. Santos’ current base salary is $195,000. Mr. Santos’ agreement provides for a bonus aggregating up to a maximum of 50% of his annual base salary if certain performance goals are met. The agreement provides for a two-year initial term with successive one-year renewals thereafter. The agreement also provides that, upon the termination of the executive’s employment or death, the Company will pay to the executive’s estate any unpaid base salary and any accrued but unpaid incentive compensation through the date of termination. In the event the executive is terminated without “Cause,” the Company will pay to the executive any unpaid base salary, any accrued but unpaid incentive compensation through the date of termination and continue to pay the executive’s base salary with benefits for a period of six months. The agreement also provides that the executive may receive stock options pursuant to the Employee Incentive Compensation Plan. The agreement contains confidentiality provisions and also prohibits the executive from competing with the Company during the term of the agreement and for one year thereafter. Upon resignation, the Company shall pay to the executive any unpaid base salary and any accrued but unpaid incentive compensation through the date of resignation. Effective January 8, 2002, the agreement was further amended, as discussed below, to provide enhanced severance and accelerated option vesting in the event of a change in control of the Company.

On January 28, 2000, the Company entered into an employment agreement with Susan D. Falotico, the Company’s Vice President and Chief Financial Officer. The agreement provides for a base salary and incentive compensation payments based on performance. Ms. Falotico’s current base salary is $195,000. Ms. Falotico’s agreement provides for a bonus aggregating up to a maximum of 50% of her annual base salary if certain performance goals are met. The agreement provides for an initial term through December 31, 2001 with successive one-year renewals thereafter. The agreement also provides that, upon the termination of the executive’s employment or death, the Company will pay to the executive’s estate any unpaid base salary and any accrued but unpaid incentive compensation through the date of termination. In the event the executive is terminated without “Cause,” the Company will pay to the executive any unpaid base salary, any accrued but unpaid incentive compensation through the date of termination and continue to pay the executive’s base salary with benefits for a period of six months. The agreement also provides that the executive may receive stock options pursuant to the Employee Incentive Compensation Plan. The agreement contains confidentiality provisions and also prohibits the executive from competing with the Company during the term of the agreement and for one year thereafter. Upon resignation, the Company shall pay to the executive any unpaid base salary and any accrued but unpaid incentive compensation through the date of resignation. Effective January 8, 2002, the agreement was further amended, as discussed below, to provide enhanced severance and accelerated option vesting in the event of a change in control of the Company.

Effective May 10, 2000, the Company entered into an employment agreement with William C. Barnett, the Company’s Vice President—Integrated Solutions and Technology. The agreement provides for a base salary and incentive compensation payments based on performance. Mr. Barnett’s current base salary is $160,000. Mr. Barnett’s agreement provides for a bonus aggregating up to a maximum of 50% of his annual base salary if certain performance goals are met. The agreement provides for an initial term ending December 31, 2000, with successive one-year renewals thereafter. The agreement also provides that, upon the termination of the executive’s employment or death, the Company will pay to the executive’s estate any unpaid base salary and any accrued but unpaid incentive compensation through the date of termination. In the event the executive is terminated without “Cause,” the Company will pay to the executive any unpaid base salary, any accrued but unpaid incentive compensation through the date of termination and continue to pay the executive’s base salary with benefits for a period of six months. The agreement also provides that the executive may receive stock options pursuant to the Employee Incentive Compensation Plan. The agreement contains confidentiality provisions and also prohibits the executive from competing with the Company during the term of the agreement and for one year thereafter. Upon resignation, the Company shall pay to the executive any unpaid base salary and any accrued but unpaid incentive compensation through the date of resignation. Effective January 8, 2002, the agreement was further amended, as discussed below, to provide enhanced severance and accelerated option vesting in the event of a change in control of the Company.

Effective August 15, 2000, the Company entered into an employment agreement with Ronald E. Goodrow, the Company’s Executive Vice President—Operations. The agreement provides for a base salary and incentive compensation payments based on performance. Mr. Goodrow’s current base salary is $198,000. Mr. Goodrow’s agreement provides for a bonus aggregating up to a maximum of 50% of his annual base salary if certain performance goals are met. The agreement provides for an initial term ending December 31, 2001, with successive one-year renewals thereafter. The agreement also provides that, upon the termination of the executive’s employment or death, the Company will pay to the executive’s estate any unpaid base salary and any accrued but unpaid incentive compensation through the date of termination. In the event the executive is terminated without “Cause,” the Company will pay to the executive any unpaid base salary, any accrued but unpaid incentive compensation through the date of termination and continue to pay the executive’s base salary with benefits for a period of six months. The agreement also provides that the executive may receive stock options pursuant to the Employee Incentive Compensation Plan. The agreement contains confidentiality provisions and also prohibits the executive from competing with the Company during the term of the agreement and for two years thereafter. Upon resignation, the Company shall pay to the executive any unpaid base salary and any accrued but unpaid incentive compensation through the date of resignation. Effective January 8, 2002, the agreement was further amended, as discussed below, to provide enhanced severance and accelerated option vesting in the event of a change in control of the Company.

Change of Control Severance Payments and Accelerated Option Vesting

Effective January 8, 2002, the Company amended its employment agreements with each of the Named Executive Officer discussed above so that in the event of a change of control of the Company, each Named

Executive Officer would be entitled to accelerated vesting of their options for the Company’s Common Stock and to receive an enhanced severance payment if certain prohibited acts occurred within 18 months of the change of control. In connection with the accelerated option vesting, all unvested, non-performance based options held by a Named Executive Officer will immediately vest at the greater of: (i) 50% of the options; or (ii) an additional one-year’s vesting under the existing vesting schedules for the options.

Additionally, if a prohibited act occurs within 18 months after a change in control, a Named Executive Officer will receive severance payments equal to the aggregate compensation (salary, bonus, and commissions) earned during the nine months (12 months for Mr. Loughry) preceding the prohibited act. A prohibited act means: (i) any action resulting in the diminution of the Named Executive Officer’s position, authority, duties, responsibilities without consent within 120 days following the change of control, (but this does not include a diminution in duties as a result of becoming a private company, except in relation to Ms. Falotico); (ii) any failure by the Company to comply with the provisions of the Named Executive Officer’s employment agreement; (iii) the Company requires the Named Executive Officer to relocate; (iv) any reduction in compensation or incentive compensation plans that the Named Executive Officer participates in; or (v) termination of the Named Executive Officer’s employment without cause (as provided in their employment agreement). A Named Executive Officer may resign upon the occurrence of a prohibited act with 20 days written notice and still receive the enhanced severance payment.

In addition, the Named Executive Officers and their dependents will continue to receive, without charge, all insurance benefits they were receiving prior to the prohibited act for the nine months (12 months for Mr. Loughry) after the prohibited act. The enhanced severance replaces any other severance benefits due to a Named Executive Officer. In the event of a change of control, if the remaining term of any employment agreement does not extend for 18 months after the date of such change of control, the term of the employment agreement will be extended to the end of that period.

Annual Incentive Compensation Bonuses

The Company has an incentive compensation bonus program for its executive officers pursuant to which distributions may be made annually based on the Company’s earnings and on each participating officer’s contributions to the Company’s profits and other corporate goals. Distributions are made from a pool, the amount of which is established by the Board. Individual distributions from the pool are determined by the Company’s Compensation Committee and are generally based on a percentage of the participating officer’s base salary.

1997 Employee Incentive Compensation Plan

The Employee Incentive Compensation Plan was established by the Company in January 1997. The plan is currently administered by the Board which has broad powers to administer and interpret the plan. The purpose of the employee Incentive Compensation plan is to attract and retain key employees and consultants of the company, to provide an incentive for them to achieve long range performance goals, and to enable them to participate in the long term growth of the Company. The Employee Incentive Compensation plan authorizes the grant of stock options (incentive and nonstatutory), stock appreciation rights (“SARs”) and restricted stock to employees and consultants of the Company capable of contributing to the Company’s performance. The Company has reserved an aggregate of 3,700,000 shares of common stock for grants under the Employee Incentive Compensation plan. Incentive stock options may be granted only to employees eligible to receive them under the Internal Revenue Code of 1986, as amended. As of December 31, 2002, the Company had options (both incentive and nonstatutory) for a total of 2,323,064 shares of Common Stock outstanding, leaving a total of 910,773 shares available for future grants. Upon expiration of unexercised options, the unpurchased shares subject to such options will again be available for purposes of the plan.

1997 Employee Stock Purchase Plan

The Employee Stock Purchase Plan was approved by the Board in July 1997 and approved by the Company’s shareholders at the 1998 annual meeting. It is currently administered by the Board who has broad powers to administer and interpret the plan. The employee stock purchase plan permits employees to purchase stock of the company at a favorable price and possibly with favorable tax consequences to the participants. All employees (including officers) of the Company or of those subsidiaries designated by the Board who are regularly scheduled to work at least 20 hours per week and more than five months per year are eligible to participate in any purchase periods of the plan after completing 90 days of continuous employment. However, any participant who would own (as determined under the internal revenue code), immediately after the grant of an option, stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company will not be granted an option under the plan. As of December 31, 2002, 295,624 shares of common stock remain available for issuance under the plan.

Under the Employee Stock Purchase Plan, eligible employees may elect to participate in the plan on January 1 or July 1 of each year. On the date he becomes a participant, and on the first business day in January and July thereafter, subject to certain limitations determined in accordance with calculations set forth in the plan, an eligible employee is granted a right to purchase shares of Common Stock (up to a maximum of 1,000 shares) on the last business day on or before each June 30 and December 31 during which he is a participant. Upon enrollment in the plan, the participant authorizes a payroll deduction, on an after-tax basis, in an amount of not less than 1% and not more than 25% of the participant’s compensation on each payroll date. Unless the participant withdraws from the plan, the participant’s option for the purchase of shares is exercised automatically on each exercise date, and paid for with the accumulated plan contributions. The option exercise price per share may not be less than 85% of the lower of the market price on the first day of the offering period or the market price on the exercise date, unless the participant’s entry date is not the first day of the offering period, in which case the exercise price may not be lower than 85% of the market price of the common stock on the entry date.

As of December 31, 2002, 904,376 shares of Common Stock had been purchased under the Employee Stock Purchase Plan. If any option granted under the plan expires or terminates for any reason other than having been exercised in full, the unpurchased shares subject to that option will again be available for purposes of the plan.

Report of the Human Resource Committee on Executive Compensation

General.    During fiscal year 2002, the Human Resource Committee of the Board consisted of George P. Keeley, Edward A. Moses and D. Van R. Morris. Each Human Resource Committee member is a non-employee director of the Company. The Human Resource Committee administers the Company’s executive compensation program, monitors corporate performance and its relationship to compensation for executive officers, and makes appropriate recommendations concerning matters of executive compensation.

Compensation Philosophy.    The Company has developed and implemented a compensation program that is designed to attract, motivate, reward and retain the broad-based management talent required to achieve the Company’s business objectives and increase shareholder value. There are two major components of the Company’s compensation program: base salary and incentives, each of which is intended to serve the overall compensation philosophy.

Base Salary.    The Company’s salary levels for executive officers, including its Chief Executive Officer, are intended to be consistent with competitive pay practices of similarly-sized companies within the industry. In determining executive officers’ salaries, the Human Resource Committee considers level of responsibility, competitive trends, the financial performance and resources of the Company, general economic conditions, as well as factors relating to the particular individual, including overall job performance, level of experience and prior service, ability, and knowledge of the job.

Incentives.    Incentives consist of stock options and cash bonus awards. The Human Resource Committee strongly believes that the compensation program should provide employees with an opportunity to increase their ownership and potential for financial gain from increases in the Company’s stock price. This approach closely aligns the best interests of shareholders and executives and employees. Therefore, executives and other employees are eligible to receive stock options, giving them the right to purchase shares of the Common Stock at a specified price in the future. Stock option grants are determined by the Board. The grant of options is based primarily on a key employee’s potential contribution to the Company’s growth and profitability, as measured by the market value of the Common Stock. The Company has an incentive compensation bonus program for its executive officers pursuant to which distributions may be made based on the Company’s earnings and on each participating officer’s contributions to the Company’s profits and other corporate goals. Distributions are made quarterly from a pool, the amount of which is established by the Board. Individual distributions from the pool are determined by the Company’s Human Resource Committee and are generally based on a percentage of the participating officer’s base salary.

Respectfully submitted,

THE HUMAN RESOURCE COMMITTEE

George P. Keeley

Edward A. Moses

D. Van R. Morris

Human Resource Committee Interlocks and Insider Participation

No person who served as a member of the Human Resource Committee during 2002 was a current or former officer or employee of the Company or its subsidiaries or engaged in certain transactions with the Company or its subsidiaries required to be disclosed by regulations of the SEC. Additionally, there were no compensation committee “interlocks” during 2002, which generally means that no executive officer of the Company served as a director or member of the compensation committee of another entity, which had an executive officer serving as a director or member of the Company’s Human Resource Committee.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on the Common Stock (Company Index) with the cumulative total return of the Nasdaq Stock Market (Market Index) and the Nasdsaq Computer and Data Processing Stocks (Peer Index) for the period commencing June 11, 1997 (the date on which trading in the Common Stock commenced) through December 31, 2002, assuming an investment of $100 and the reinvestment of any dividends. The base price for the Common Stock is the initial public offering price of $5.50 per share. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Common Stock.

Certain Relationships and Related Transactions

L.A. Gornto, Jr., the Company’s Executive Vice President, General Counsel and Secretary, has performed certain legal services for the Company through his law firm, Gornto & Gornto, P.A., for which the Company paid approximately $68,000 during fiscal 2002.

In November 2000, the Company entered into an agreement with Mark H. Leonard, Constellation Software, Inc. and its board of directors (the “Agreement”), pursuant to which Mr. Leonard was appointed to the Board for a two-year term expiring on the date of the annual meeting in 2002. Since Constellation Software, Inc. competes with the Company with respect to some of its products and services, the Agreement limits Mr. Leonard’s access to and disclosure of confidential competitive information of the Company and requires Constellation Software, Inc. to vote its shares consistent with the recommendation of the Board during Mr. Leonard’s term as a director of the Company or 90 days after resignation, whichever is earlier. In addition, it requires all directors to vote consistent with the recommendation of the Board and limits the transfer of the Company’s shares owned by Constellation Software, Inc. for that same period. The Agreement also limits the number of shares Constellation Software, Inc. and the directors can purchase and any involvement with proxy solicitation without prior written consent of the Company until the day after the annual meeting in 2002. Mr. Leonard resigned from the Board effective October 11, 2001. The Agreement terminates after the annual meeting on June 12, 2002.

In February and April 2001, the Company entered into two agreements with Constellation Software, Inc. (“Constellation”) (the “Second Agreement”) pursuant to which Constellation was authorized and did purchase 432,900 shares of the Common Stock in open market transactions prior to May 25, 2001 (the “Constellation Additional HTE Stock”). The Second Agreement provides that for as long as Constellation controls or holds a beneficial interest in the Constellation Additional HTE Stock, Constellation shall effect such action as may be necessary to ensure that all such shares are: (i) voted in favor of all of the nominees to, and proposals of, the board of directors as approved by the Board; (ii) voted against any shareholder proposal not approved or recommended by the Board; and (iii) voted and deemed to be present in person or by proxy at all meetings of the shareholders of the Company so that all shares may be counted for purposes of determining the presence of a quorum at such meeting. Further, with respect to the sale or other disposition of the 859,800 shares of the Common Stock acquired by Constellation in open market transactions prior to November 16, 2000 (the “Constellation Initial HTE Stock”), which are subject to an agreement with the Company dated as of November 16, 2000 (the “First Agreement”), and the Constellation Additional HTE Stock (collectively “Constellation’s Total HTE Stock”), the Second Agreement provides for the following resale restrictions: (i) no more than ten percent of Constellation’s Total HTE Stock may be sold or disposed of in open market transactions during any calendar month; (ii) without the prior written consent of the Company, no more than two percent of the shares representing the aggregate voting power of the Company’s then outstanding voting capital stock may be knowingly sold or otherwise transferred (directly or indirectly) to a single entity or person, including affiliates thereof (as defined in paragraph 7 of the First Agreement after substituting the name of such single entity or person for the names Leonard, Directors and Constellation therein), provided Constellation notifies, in writing, any broker, dealer or agent (the “Agent”) representing it or handling such transaction(s) of this condition of sale hereunder; (iii) more than ten percent of Constellation’s Total HTE Stock may be sold or disposed of during any calendar month, provided such sale or disposition occurs in a private transaction(s) which does not print or is not otherwise reported through the Nasdaq National Market, any other exchange or public markets stock quotation or reporting service (an “Exchange”); or (iv) notwithstanding the foregoing to the contrary, any amount of Constellation’s Total HTE Stock may be sold or otherwise transferred from time to time, provided that: (y) all of such transaction(s) pursuant to this clause shall be entirely completed or crossed off or away from an Exchange in a private or negotiated trade, even though such transaction(s) may be reported after-the-fact through an Exchange, and (x) no more than four and nine tenths percent of the shares representing the aggregate voting power of the Company’s then outstanding voting capital stock may be knowingly sold or otherwise transferred (directly or indirectly) cumulatively to a single entity or person, including affiliates thereof (as defined in paragraph 7 of the First Agreement after substituting the name of such single entity or person for the names Leonard, Directors and Constellation therein), provided Constellation notifies, in writing, the Agent representing it or handling such transaction(s) of this condition of sale thereunder. In addition, the Second Agreement provides that without the prior written consent of the Company, Constellation shall not sell or transfer any of Constellation’s Total HTE Stock to its affiliate(s) (as defined in paragraph 7 of the First Agreement). The Second Agreement shall continue in effect until the later of: (i) such date when all obligations of the parties thereto to the other have been fully satisfied; (ii) the day after the date Constellation, including affiliates thereof (as defined in paragraph 7 of the First Agreement), no longer owns or holds a beneficial interest in any of the Common Stock; or (iii) the day after the date of the Company’s annual shareholders’ meeting held in the year 2002.

SCHEDULE I

As of the date of this Information Statement, Parent has not determined who will be the Parent Designees. However, such Parent Designees will be selected from the following list of directors and employees of Parent or its affiliates upon the acceptance for payment of any shares of Common Stock pursuant to the Offer. The information contained herein concerning Parent and its directors and employees and those of its affiliates has been furnished by Parent.

The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the persons are set forth below. Except as noted, none of the persons listed below owns any shares of Common Stock or has engaged in any transactions with respect to shares of Common Stock during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of or holds any positions with, the Company, (ii) has a familial relationship with any of the directors or executives of the Company or (iii) based on information provided to the Company by Parent (which is to the best of Parent’s knowledge), beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, except as disclosed in Section 9 “Certain Information Concerning the Purchaser and SunGard,” of the Offer to Purchase, which is filed as Exhibit (a)(1) to the Schedule 14D-9 and is incorporated herein by reference, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein or in the Schedule 14D-9. All of the individuals listed below are citizens of the United States of America, unless otherwise noted. Except as indicated below, the business address of each such person is c/o SunGard Data Systems Inc., 1285 Drummers Lane, Wayne, Pennsylvania 19087.

Name and Position	Age	Present Principal Occupation or Employment and Employment History for Past Five Years
Andrew P. Bronstein, Director and Vice President	44

Vice President and Controller (since 1994), Corporate Controller (1992 to 1994), SunGard Data Systems Inc.; Manager (1985-1992), Coopers & Lybrand L.L.P., Philadelphia, PA. Director and officer of most of SunGard Data Systems Inc.’s domestic subsidiaries.

Lawrence A. Gross, Director, Vice President and Assistant Secretary	50

Senior Vice President–Legal (since March 2001), General Counsel (since 1986), Vice President (1986 to March 2001), Secretary (1987 to March 2002), SunGard Data Systems Inc.; Lawyer (1979 to 1986), Blank Rome LLP, Philadelphia, PA. Director and officer of most of SunGard Data Systems Inc.’s domestic subsidiaries and some of its foreign subsidiaries

Michael J. Ruane, Director, President, Treasurer and Assistant Secretary	49

Senior Vice President–Finance (since March 2001), Chief Financial Officer and Treasurer (since 1994), Vice President–Finance (1994 to March 2001), SunGard Data Systems Inc.; Chief Financial Officer and Vice President–Finance (1992 to 1994), SunGard Trading Systems Group; Vice President–Controller (1990 to 1992), Corporate Controller (1985 to 1990), SunGard Data Systems Inc. Director and officer of most of SunGard Data Systems Inc.’s domestic and foreign subsidiaries.

Richard C. Tarbox, Vice President	50

Senior Vice President–Corporate Development (since March 2001), Vice President–Corporate Development (1987 to March 2001), SunGard Data Systems Inc.; Senior Manager (1983-1987), Coopers & Lybrand L.L.P.

INDEX TO EXHIBITS

Exhibit No.		Description
(a	)(1)	Offer to Purchase dated February 14, 2003.*†

(a	)(2)	Letter of Transmittal.*†

(a	)(3)	Form of Notice of Guaranteed Delivery.*†

(a	)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†

(a	)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†

(a	)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a	)(7)	Joint Press Release issued by Parent and the Company dated February 5, 2003.*

(a	)(8)	Summary Newspaper Advertisement published in The New York Times, National Edition on February 14, 2003.*

(a	)(9)	Letter to Shareholders from Joseph M. Loughry III, President and Chief Executive Officer of the Company, dated February 14, 2003.†

(a	)(10)	Opinion of Broadview International LLC, dated February 3, 2003 (included as Annex A to this Schedule 14D-9).

(e	)(1)	Agreement and Plan of Merger, dated February 4, 2003, among Parent, Purchaser and the Company.*†

(e	)(2)	Tender and Voting Agreement dated February 4, 2003 by and among Parent, Purchaser and the directors of the Company.*

(e	)(3)	Tender and Voting Agreement dated February 4, 2003 by and among Parent, Purchaser and Tyler Technologies, Inc.*

(e	)(4)	Tender and Voting Agreement dated February 4, 2003 by and among Parent, Purchaser and Constellation Software, Inc.*

(e	)(5)	Confidentiality Agreement dated as of September 5, 2002 by and between the Company and Parent.*

(e	)(6)	The Information Statement of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex B to this Schedule 14D-9).

(g	)	Not applicable.

*	Incorporated by reference to Schedule TO filed by Parent on February 14, 2003.
†	Included in package mailed to the Company’s shareholders.